Exhibit 99.2

interxion

2017

InterXion Holding N.V.
Annual Report

For the year ended December 31, 2017

Carrier and cloud-neutral data centres at the heart of the European economy

Carrier and cloud-neutral data centre services

Interxion is a leading provider of carrier- and Cloud-neutral colocation data centre services with 50 state of the art facilities across 13 cities in 11 European countries. Twenty years of experience allow us to deliver operational excellence across our footprint, while consistent designs facilitate our customers' ability to easily scale their deployments across Europe. Our data centre campuses are gateways to global connectivity networks and many submarine cables terminate in our data centres, increasingly from Asia, Africa and the Middle East. Our substantial reach across Europe provides our customers with access to approximately 80% of EU GDP.

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Forward-looking statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our ability to integrate new acquisitions; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view of future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements.

These factors include, among other things:

∎	operating expenses cannot be easily reduced in the short term;

∎	inability to utilise the capacity of newly planned data centres and data centre expansions;

∎	significant competition;

∎	cost and supply of electrical power;

∎	data centre industry over-capacity;

∎	performance under service level agreements.

These and other risks described under “Risk Factors” (page 27), are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations including delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective. In addition, new risk factors may emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us at the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

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IN THIS REPORT

Operational review

07	Our 2017 performance at a glance

08	Information on the Company

10	Innovation and technical excellence

10	Our commitment to sustainability

10	Organisational structure

12	Our people

Financial review

15	Income statement highlights

17	Balance sheet highlights

18	Cash flow highlights

Report of the Board of Directors

21	Structure

21	Board of Directors

24	Directors’ Insurance and Indemnification

24	Executive Committees

26	Compensation

26	Shares beneficially owned

26	Risk management

27	Risk factors

29	Controls and procedures

30	Dutch Corporate Governance Code

31	Outlook for 2018

Report of the Non-executive Directors

33	Evaluation

33	Independence Non-executive Directors

33	Internal control function

33	Board committees

Consolidated financial statements

35	Consolidated income statements

35	Consolidated statements of comprehensive income

36	Consolidated statements of financial position

37	Consolidated statements of changes in shareholders’ equity

38	Consolidated statements of cash flows

39	Notes to the 2017 consolidated financial statements

Company financial statements

99	InterXion Holding N.V. Company financial statements

100	Notes to the 2017 Company financial statements

Other information

106	Independent auditor’s report

112	Appendix

Find out more

114	Our locations

114	Contact us

115	Definitions

OPERATIONAL REVIEW

Our 2017 performance at a glance

Interxion delivered another set of very good results in 2017, characterised by strong year-over-year growth in both Revenue and Adjusted EBITDA1. This was the result of our continued execution of a consistent strategy that we have successfully deployed for over a decade.

Central to our strategy has been the development of targeted communities of interest. We have focused and continue to focus on attracting and developing the core connectivity and Cloud platforms that drive value for customers in our data centers. This strategic and disciplined approach has yielded strong growth rates across the markets where we operate, and we expect these trends to continue.

Customer focus has always been at the heart of everything we do. By understanding our customers’ requirements, not only have we been able to differentiate our company and sustain its growth, but we’ve also been able to anticipate future directions and make the appropriate investments to continue to meet our customers’ requirements. Our mission has not changed – we enable our customers to enhance their value proposition by interconnecting their businesses within their communities of interest.

Our company sits at the heart of the digital economy. It is in our data centers that the data and content lives, where data is gathered and processed and where the hubs to transfer the data around the world are based. And since the digitization of the consumer and enterprise worlds is still in the very early stages and the future growth opportunity for Interxion remains substantial.

We are seeing opportunities across the deal size spectrum and revenue growth rates have remained strong across our footprint, while customer churn has remained low. Bookings have been strong across a number of main business segments, particularly cloud and connectivity platforms as well as the enterprise segment in general and, specifically, financial services and digital media. Customers recognize the value of our communities of interest and our trusted provider status for their mission critical applications.

In response to healthy customer demand, we continued to expand in Europe throughout 2017 opening 4 new data centers in 3 markets: FRA11 and FRA12 in Frankfurt, MRS2 in Marseille and STO5 in Stockholm and completing expansions of existing data centers in 7 countries.

As 2018 gets underway, I thank all our employees for their on-going contributions. Their dedication and commitment is fundamental to Interxion’s continuing success.

David Ruberg, Chief Executive Officer

May 23, 2018

Our results for 2017 confirm continued strong strategic execution and customer recognition of our Communities of Interest and trusted provider status for their mission critical applications.”
David Ruberg Chief Executive Officer

1. Adjusted EBITDA is a non-IFRS measure. Refer to “Definitions” for a detailed explanation of this measure. Note 5 of the Consolidated Financial Statements shows a reconciliation from net income and operating income to Adjusted EBITDA.

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OPERATIONAL REVIEW

Selected Financial Data

	2017	2016	2015	2014	2013
Recurring revenue	462.5	400.0	365.2	319.2	291.3
Non-recurring revenue	26.8	21.8	21.4	21.4	15.8
Revenue	489.3	421.8	386.6	340.6	307.1
Adjusted EBITDA	221.0	190.9	171.3	146.4	131.8
Adjusted EBITDA margin	45.2%	45.3%	44.3%	43.0%	42.9%
Capital expenditures (including intangibles)	(256.0)	(250.9)	(192.6)	(216.3)	(143.4)
Cash generated from operations	209.0	183.4	169.4	135.4	102.7
Revenue-generating space	99.8	87.2	79.1	71.0	59.7
Equipped space	122.5	110.8	101.2	93.5	80.1
Utilisation rate	81%	79%	78%	76%	75%

Financial figures are expressed as millions of euros; space figures in ‘000 sqm.

Information on the Company

We are a leading provider of carrier and cloud-neutral colocation data center services in Europe. We support approximately 1,800 customers through 49 data centers (as of December 31, 2017) in 11 countries enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud-neutral colocation services includes space, power, cooling, connectivity, and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructures. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 700 individual carriers and internet service providers, 21 European Internet exchanges and all the leading global cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Our strategy

Target new customers in high growth industry segments to further develop our communities of interest

We categorize our customers into industry segments, and we will continue to target new and existing customers in high growth industry segments, including Connectivity Providers, Platform Providers and Enterprises. Winning new customers in these target industries enables us to expand existing and build new high value communities of interest within our data centers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers and expansion from existing customers, which will lead to decreased customer acquisition costs for us. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers, Internet exchanges and cloud platforms in order to create and deliver content to consumers reliably and quickly.

Increase share of spend from existing customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain connectivity leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We will also continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create an appropriate exchange.

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OPERATIONAL REVIEW

Our sales and business development teams will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize their presence in our data centers, and to achieve the highest level of connectivity in each of them, with the right connectivity providers to support the requirements of each of our communities of interest.

Continue to deliver best-in-class customer service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Centre, which operates 24 hours a day, 365 days a year, provides continuous monitoring and troubleshooting and reduces customers’ internal support costs by giving them one-call access to full, multilingual technical support. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined expansion

We plan to invest in our data center capacity while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We normally only begin new expansions only once we have identified customers and have the capital to fund the build out fully, with the goal of selling at least 25% of a data center’s space by the time it opens. In order to reduce risk and improve our return on capital to meet our target internal rates of return, we manage the timing and scale of our capital expenditure obligations by phasing our expansions. Finally, we will continue to manage our capital deployment and financial management decisions based on adhering to our target internal rate of return on new expansions and target leverage ratios.

Our services

We offer carrier and cloud neutral colocation data center and managed services to our customers.

Colocation

We provide clients with the space and power to deploy IT infrastructure in our world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our scalable colocation services enable our customers to upgrade space and power, connectivity and services as their requirements expand and evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secured access. Our colocation facilities include the following services:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and fitted to ensure a high level of network reliability. We provide the space and power to our clients to deploy their own IT infrastructure. Depending on their space and security needs, customers can choose individual cabinets, secure cages or an individual private room.

(2) Cash generated from operations is a non-IFRS measure. Refer to “Definitions” for a detailed explanation of this measure.

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OPERATIONAL REVIEW

Power

Each of our data centers offers our customers high power availability. The majority of our data centers have redundant grid connections and, since power availability is essential to their operation, all have a power backup installation in case of outage. Generators, in combination with uninterrupted power supply (UPS) systems, ensure maximum availability. We provide a full range of output voltages and currents and offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Interconnection

Connectivity

We provide connectivity services that enable our customers to connect their IT infrastructure to exchange traffic and access cloud platforms. These services, which offer connectivity with more than 700 individual carriers and internet service providers and all the leading cloud providers, enable our customers to reduce costs while improving the reliability and performance associated with the exchange of Internet and cloud data traffic. Our connectivity options offer customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers, cloud platforms and some of the most important sources of IP data, content and distribution in the world.

Cross Connects

We install and manage physical interconnections running from our customers’ equipment to the equipment of our connectivity, Internet service providers and Internet exchange customers, as well as to other customers. All Cross Connects are secured in dedicated Meet-Me Rooms. Our staff tests and installs cables and maintains cable trays and patch panels according to industry best practice.

Innovation and technical excellence

For well over a decade we have been at the forefront of data center design and management; we continue to focus on innovation and improvements in energy efficiency. Our design leadership includes evaluating the latest energy efficiency techniques, options for green power, and testing and implementing new design practices.

Our dedicated Digital, Technology and Engineering Group (DTEG), has pioneered many of today’s key data center design approaches, such as modular design and build, design for power usage effectiveness (PUE), cold aisle containment, seawater and ground water cooling and other design innovations.

Our data centers are operated and maintained in a consistent manner and all our data centers are based on a consistent design. The consistency in design, operation and maintenance contributes to high levels of technical excellence, reliability and performance.

Our commitment to sustainability

Today, all our energy is from renewable sources. We deliver efficient, cost-effective services by minimising waste and energy use, without compromising reliability and performance. Our modular data center design – which enables us to build large systems from smaller subsystems – optimises our use of space, power and cooling, and helps us to continue to improve PUE.

As part of our sustainability commitment, we contribute to recognized industry bodies. For example, we hold the position of Chair at the Governmental Engagement Committee and we have a seat at the Advisory Council of The Green Grid (the leading energy efficiency and sustainability association for the data center industry) and contribute to the EC Joint Research Centre on sustainability.

Organisational Structure

European Telecom Exchange B.V., which was incorporated on 6 April 1998, was renamed InterXion Holding B.V. on June 12, 1998, and was converted into InterXion Holding N.V. on January 11, 2000. Since 2001, we have developed our geographic footprint in 13 cities across 11 countries.

Our subsidiaries perform various tasks, including servicing our customers, operating our data centers, customer support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries as at December 31, 2017:

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OPERATIONAL REVIEW

Entity	Country of incorporation	Ownership	Activity
		%

InterXion HeadQuarters B.V.	The Netherlands	100%	Management

Interxion Europe Ltd	United Kingdom	100%	Management

InterXion Operational B.V.	The Netherlands	100%	Management/Holding

InterXion Participation 1 B.V.	The Netherlands	100%	Holding

InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services

InterXion Datacentres B.V.	The Netherlands	100%	Data centre sales & marketing

InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding

InterXion Real Estate I B.V.	The Netherlands	100%	Real estate

InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate

InterXion Real Estate V B.V.	The Netherlands	100%	Real estate

InterXion Real Estate X B.V.	The Netherlands	100%	Real estate

InterXion Real Estate XII B.V.	The Netherlands	100%	Real estate

InterXion Real Estate XIII B.V.	The Netherlands	100%	Real estate

InterXion Real Estate XIV B.V.	The Netherlands	100%	Real estate

InterXion Science Park B.V.	The Netherlands	100%	Provision of colocation services

InterXion Österreich GmbH	Austria	100%	Provision of colocation services

InterXion Real Estate VII GmbH	Austria	100%	Real estate

InterXion Belgium N.V.	Belgium	100%	Provision of colocation services

InterXion Real Estate IX N.V.	Belgium	100%	Real estate

InterXion Danmark ApS	Denmark	100%	Provision of colocation services

InterXion Real Estate VI ApS	Denmark	100%	Real estate

Interxion France SAS	France	100%	Provision of colocation services

Interxion Real Estate II SARL	France	100%	Real estate

Interxion Real Estate III SARL	France	100%	Real estate

Interxion Real Estate XI SARL	France	100%	Real estate

InterXion Deutschland GmbH	Germany	100%	Provision of colocation services

InterXion Ireland DAC	Ireland	100%	Provision of colocation services

Interxion España SAU	Spain	100%	Provision of colocation services

InterXion Sverige AB	Sweden	100%	Provision of colocation services

InterXion (Schweiz) AG	Switzerland	100%	Provision of colocation services

InterXion Real Estate VIII AG	Switzerland	100%	Real estate

InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of colocation services

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OPERATIONAL REVIEW

Our people

Our senior team

Our people, led by a management team (“Executive Committee”) with considerable experience in the technology sector, are a major element in what differentiates us. The team focuses on customers and on driving Interxion towards the heart of the digital economy, adding value and making it easier for our customers to do business.

DAVID RUBERG
David Ruberg, Chief Executive Officer
Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

RICHARD
ROWSON	Richard Rowson, Interim Chief Financial Officer
Mr. Rowson joined Interxion in 2017, as VP of Finance and was appointed to the Interim CFO role in January 2018, where he is responsible for all financial policy, funding strategy, financial and treasury planning, reporting and control. He has served in senior financial executive roles in data center, network and telecommunications businesses for more than 20 years. Before joining Interxion, Mr. Rowson served as CFO at two international data center organizations and in his most recent role was at Romonet, a software company utilizing predictive analytics to deliver data center operating efficiencies. Mr. Rowson worked in professional accounting practice for six years, most recently with PWC. He holds a degree in Geography from Bristol University and is a fellow of the Institute of Chartered Accountants in England and Wales.

GIULIANO DI
VITANTONIO	Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy, business development and commercial governance. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data center & Cloud.

Mr. Di Vitantonio has more than 20 years’ experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. His areas of expertise include IT management software, enterprise applications, data center infrastructure, and business intelligence solutions. He has a Master’s Degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School.

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OPERATIONAL REVIEW

JAN-PIETER
ANTEN	Jan-Pieter Anten, Senior Vice President Human Resources

Mr. Anten joined us as Vice President Human Resources in October 2011. Before joining us, he worked for Hay Group, a global management consulting firm, as Director International Strategic Clients Europe, where he led major accounts within the European market.

Before that, he held the position of Vice President Human Resources at Synthon, an international organization with worldwide affiliates. He previously worked for Hay Group as a Senior Consultant. Mr. Anten holds a degree from the University of Utrecht.

JAAP CAMMAN

Jaap Camman, Senior Vice President, Legal

Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002.

Before joining us, he worked for the Dutch Government from February 1994 to October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University.

ADRIAAN OOSTHOEK

Adriaan Oosthoek, Senior Vice President Operations & ICT

Mr. Oosthoek has held senior management positions in the IT and Telecom industry for a number of years. Until 2015 he was responsible for operating Interxion’s UK business. Before joining Interxion, he was the Executive Vice President at Colt, responsible for its global Data center footprint. Before joining Colt, he spent 11 years at Telecity Group plc, the last seven years as the Managing Director of the UK & Ireland operation for Telecity Group plc where he significantly grew the business. Preceding his tenure in the UK, he ran the Dutch operation of data center operator, Redbus Interhouse, and was a founder and Managing Director of the Dutch subsidiary of Teles AG, a Berlin-headquartered provider of telecoms and data com products.

He studied Information Sciences at the University of Applied Sciences in The Hague and holds marketing certificates NIMA A and NIMA B from The Netherlands Institute of Marketing. In addition to his formal roles, Mr. Oosthoek is also Chairman of the Board of Governors of the Data center Alliance, a European industry association for the data center industry.

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FINANCIAL REVIEW

Financial review

In 2017, Interxion continued its consistent record of profitable revenue growth. We continue to focus on investing in response to strong demand, while securing attractive long-term cash returns in a disciplined and measured manner.”

Richard Rowson

Interim Chief Financial Officer

Interxion delivered another year of strong financial performance. Total revenue increased by 16% to €489.3 million while Recurring revenue3 was up 16% to €462.5 million, year-on-year. Normalizing for the acquisition of Interxion Science Park and foreign exchange movements, Recurring revenue grew by 15% year-over-year. Non-recurring revenue, which increased by 23% to €26.8 million, was driven by the on-going volume of customer installations. Adjusted EBITDA increased by 16%, to €221.0 million, and the Adjusted EBITDA margin was 45.2%, compared with 45.3% in 2016.

Net finance expense for the year was €44.4 million (2016: €36.3 million), the year-over-year increase primarily due to the interest expense associated with increased borrowings. Our underlying cost of debt was 5.3%, a 20 basis points reduction compared with the prior year. Net income for the year was €39.1 million (2016: €38.3 million), a 2% increase compared with 2016, while Adjusted net income3 for the year increased by 19% to €40.3 million (2016: €35.0 million).

We continue to generate significant cash from our operations: €209.0 million in 2017, representing a 14% increase over 2016. At the same time, we are allocating capital to meet the strong demand that we see across all of our markets and continue to deliver attractive and sustainable long-term returns. During 2017 we invested €256.0 million in capital expenditure. Of this capital expenditure, nearly €225.0 million, or 88%, was invested in discretionary expansion and upgrade projects. Four new data centers and numerous other expansions were opened across our data center footprint, together with an expansion of our land bank in multiple markets to provide for future growth. Approximately 70% of overall capital expenditure was deployed in the Big 4 countries.

During the year, we added 11,700 square meters of data center equipped space and 12,600 square meters of revenue generating space, resulting in a utilization rate of 81% as at December 31, 2017, which was an increase from 79% in the prior year. During the past five years, we have invested well over a billion euros of capital, resulting in nearly 50,000 square meters of additional equipped space, yet our utilization rate has steadily climbed during this period. These metrics demonstrates the discipline that we have always exercised in the deployment of capital.

Richard Rowson, Interim Chief Financial Officer, May 23, 2018

Income statement highlights

(€ millions)	2017	2016(i)	2015(i)
Total revenue	489.3	421.8	386.6
Recurring revenue percentage	95%	95%	94%
Cost of sales	(190.5)	(162.6)	(151.7)
Gross profit	298.8	259.2	234.9
Gross profit margin	61%	61%	61%
Other income	0.1	0.3	21.3
Sales and marketing costs	(33.5)	(29.9)	(28.2)
General and administrative costs	(167.1)	(138.5)	(134.4)
Operating profit	98.3	91.1	93.6
Adjusted EBITDA	221.0	190.9	171.3
Adjusted EBITDA margin	45%	45%	44%
Net income	39.1	38.3	46.7
Diluted earnings per share (€)	0.55	0.54	0.66

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

(3) Recurring revenue and Adjusted net income are non-IFRS measures. Refer to “Definitions” for a detailed explanation of this measure.

Revenue

Our business model benefits from a high proportion of recurring revenue. Of total revenue for the year of €489.3 million, €462.5 million or 95% was recurring. This percentage was in line with 2016, when €400.0 million out of €421.8 million total revenue, was recurring. In our Big 4 segment, €302.3 million or 95%, of €318.6 million of total revenue was recurring compared with €256.0 million or 95% of €269.8 million of total revenue in 2016. Recurring revenue in the Big 4 segment grew 19% on a constant-currency basis, with strong performances from our operations in Germany, France and The Netherlands. In our Rest of Europe segment, €160.2 million or 94% of €170.7 million of total revenue was recurring, compared with €144.0 million or 95% of €152.0 million of total revenue in 2016. Recurring revenue in the Rest of Europe segment grew 12% on a constant currency basis, driven by Austria, Denmark, Ireland and Sweden.

Towards the end of 2016, we embarked on a project to convert our legacy cross connects to a recurring revenue model. This project was nearly complete by the end of 2017 and the results were consistent with our initial expectations, with recurring cross connect revenue contributing nearly 6% of total revenue for the year.

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FINANCIAL REVIEW

Non-recurring revenue increased by 23% to €26.8 million compared to €21.8 million in 2016. The increase in the level of non-recurring revenue was driven by the high volume of customer installations during the year, particularly in Germany, France, The Netherlands and Austria.

Consistent growth across our market reporting segments

Total revenue (€m); segment % of total revenue (%)

Other income

Other income represents income that we do not consider to be part of our core business. It represents items such as income from the subleases on unused data center sites, amounting to €0.1 million (2016: €0.1 million) and, up to the end of 2016, included decreases in the provision for site restoration.

Cost of sales

Cost of sales increased by 17% in 2017 to €190.5 million (2016: €162.6 million). During the year we continued to make investments in new data centers and in upgrading operational processes and systems, consistent with scaling our infrastructure to support future growth.

Gross profit

Gross profit for the year was €298.8 million, up 15% year-over-year with a gross profit margin of 61.1%, representing a reduction from 61.5% in 2016 reflecting the expansion drag generated by the on-going investments in new data centers and operations.

Sales and marketing costs

Sales and marketing costs increased by 12%, to €33.5 million (2016: €29.9 million), representing approximately 7% of total revenue, consistent with 2016. Our sales and marketing teams continue to focus on identifying and converting opportunities both for existing customers and for prospects in our target segments, to both expand our customers’ deployments within our data center portfolio and enhance our Communities of Interest.

Our approach based on Communities of Interest leads to attractive investment returns, because it attracts high value customers into our data centers. These are customers that derive long term benefits from being connected with other businesses, which results in higher levels of customer satisfaction and lower churn rates.

General and administrative costs

General and administrative costs increased by 21% in 2017, to €167.2 million (2016: €138.6 million) and amounted to 34% of total revenue (2016: 33%). General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation and amortization increased to €108.3 million for the year ended December 31, 2017, from €89.8 million for the year ended December 31, 2016, an increase of 20% which was the result of our on-going investment in new data centers and data center expansions. The increase in the other general and administrative costs was due to increases in professional advisory services, in software licenses, and in salaries associated with a larger headcount and higher external hires.

Adjusted EBITDA

Adjusted EBITDA increased by 16% during the year to €221.0 million (2016: €190.9 million). Adjusted EBITDA margin decreased by 10 basis points to 45.2% (2016: 45.3%), reflecting the expansion drag generated by the on-going investment in the business to support our continued growth. Adjusted EBITDA in the Big 4 segment increased by 18% to €174.8 million (2016: €148.2 million), representing a 54.9% margin (2016: 54.9%).

Adjusted EBITDA in the Rest of Europe totaled €99.7 million (2016: €88.2 million), representing a 58.4% margin (2016: 58.0%). Growth in adjusted EBITDA and the adjusted EBITDA margin expansion were particularly strong in Sweden, Ireland and Denmark.

Employees

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2017, we employed 658 full-time equivalent employees (the average for the year was 638 compared with 574 in 2016), of which 403 worked in operations and support, 129 in sales and marketing and 126 in general and administrative roles.

Operating profit

Operating profit increased by 8%, to €98.3 million in 2017 (2016: €91.1 million), reflecting the on-going profitable growth of the business in 2017.

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FINANCIAL REVIEW

Net finance expense

Net finance expense increased to €44.4 million (2016: €36.3 million), primarily due to (i) the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020, which were issued in April 2016; (ii) utilization of the €100.0 million 2017 Senior Secured Revolving Facility; (iii) a positive adjustment to a financial lease obligation in France in 2016: (iv) additional financing fees; and, (v) increased foreign currency exchange losses. €3.1 million of borrowing costs were capitalized in connection with the construction of new data center space in the year ended December 31, 2017 and €3.5 million in the year ended December 31, 2016.

Income tax expense

Income tax expense decreased by 10% in 2017 to €14.8 million (2016: €16.5 million). Our effective tax rate decreased from 30.0% in 2016 to 27.5% in 2017. The reduction in our effective tax rate was primarily a result of a change in the mix of profits from countries with a higher tax rate to countries with a lower tax rate together with revaluation of deferred tax balances in the UK and France (due to decreases in future local tax rates) partly offset by an increase in non-deductible share-based payments,

Net income

Net income increased to €39.1 million (2016: €38.3 million). Net income, adjusted for M&A transaction costs, capitalized interest, the adjustment of a finance lease in 2016, and certain other items, increased by 15% to €40.3 million, (2016: €35.0 million).

Diluted Earnings per share

Diluted earnings per share (EPS) increased to €0.55 per share in 2017 (2016: €0.54 per share) on a diluted share count of 71.9 million shares.

Balance sheet highlights

(€ millions)	2017	2016(i)	2015(i)
PP&E and intangible assets	1,442.0	1,184.7	1,022.3
Cash and cash equivalents	38.5	115.9	53.7
Other current and non-current assets	221.6	182.1	176.1
Total assets	1,702.1	1,482.7	1,252.1

Borrowings	832.8	735.5	555.8
Other current and non-current liabilities	272.5	198.4	188.9
Total liabilities	1,105.3	933.9	744.7
Shareholders’ equity	596.7	548.8	507.4
Total liabilities and shareholders’ equity	1,702.1	1,482.7	1,252.1

Net income reconciliation

(€ millions)	2017	2016(i)	2015(i)
Net profit - as reported	39.1	38.3	46.7
Add back
Refinancing charges	—	—	—
M&A transaction costs	4.6	2.4	11.8
	4.6	2.4	11.8
Reverse
Adjustments to onerous lease	—	—	(0.2)
Interest Capitalised	(3.1)	(3.4)	(2.6)
M&A transaction break fee income	—	—	(20.9)
Profit on sale of financial asset	—	(0.3)	(2.3)
Adjustments to site restoration	—	(0.2)	—
Adjustment of financial lease obligation	—	(1.4)	—
Deferred tax asset adjustment	—	(0.8)	—
	(3.1)	(6.1)	(26.0)
Tax effect of above add backs & reversals	(0.4)	0.4	3.5
Adjusted net income	40.2	35.0	36.0

Reported Basic EPS: (€)	0.55	0.54	0.67
Reported Diluted EPS: (€)	0.55	0.54	0.66
Adjusted Basic EPS: (€)	0.57	0.50	0.52
Adjusted Diluted EPS: (€)	0.56	0.49	0.51

Balance sheet

The Company maintained a solid balance sheet at the end of financial year 2017, with growing assets and increasing shareholders’ equity compared to the prior year.

During 2017, we invested €256.0 million in capital expenditure of which €224.8 million was for discretionary expansion and upgrade projects. Four new data centers were opened accompanied by expansions in a total of seven countries, increasing equipped space by 11,700 square meters to 112,500 square meters.

Net of depreciation, this resulted in a €186.5 million increase in property, plant and equipment. As at December 31, 2017, the total book value of the Company’s property, plant and equipment was €1,342.5 million.

Intangible assets increased on a net basis by €70.8 million to end the year at €99.5 million. The main increase related to the acquisition of Interxion Science Park, which we acquired for €78.5m in February 2017. As a result of the purchase price allocation, we identified a customer portfolio of €28.0 million and other assets and liabilities, after which the remaining goodwill amounts to €38.9 million.

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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FINANCIAL REVIEW

The Company’s deferred tax assets represent tax loss carry-forwards and temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts for taxation purposes. At December 31, 2017, the balance of these deferred tax assets was €24.5 million (December 31, 2016: €20.4 million). The increase is primarily the result of the revaluation of deferred tax balances in the UK and France (due to decreases in future local tax rates).

Cash and cash equivalents decreased to €38.5 million as at December 31, 2017 December 31, 2016: €115.9 million), primarily as a result of capital expenditure, and the acquisition of Interxion Science Park, partly offset by proceeds from drawings under our credit facilities and cash generated from operations.

Other current and non-current assets increased by 22% to €221.6 million (December 31, 2016: €182.1 million). This amount comprises:

◾	trade and other current assets of €179.8 million (December 31, 2016: €147.8 million). Our services are normally invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears and cross connects which are invoiced quarterly in arrears;

◾	deferred tax assets, which increased as described above;

◾	other investments of €3.7 million (December 31, 2016: €1.9 million), representing a convertible loan entered into with Icolo Ltd a start-up company that has set up a data center business in Kenya; and,

◾	other non-current assets, which increased by 15% to €13.7 million (December 31, 2016: €11.9 million). These assets include prepaid expenses, collateralized cash related to bank guarantees, and customer deposits.

Borrowings at December 31, 2017 increased by €97.3 million to €832.8 million (December 31, 2016: €735.5 million), which was primarily the result of €100.0 million of drawings under our 2017 Senior Secured Revolving Facility which we increased from €75.0 million in July 2017. This was partly offset by regular mortgage repayments. No amounts were drawn under our €100 million 2013 Super Senior Secured Revolving Facility as at December 31, 2017. This was facility was fully drawn down after the year end.

Total trade payables and other liabilities increased by 34% to €245.0 million (2016: €183.1 million). Of this, 94%, or €229.9 million (2016: €171.4 million), comprised current liabilities. Other liabilities included deferred revenue, customer deposits, tax and social security liabilities, and accrued expenses.

As at December 31, 2017, we were in compliance with all covenants in our Revolving Facilities Agreements. In addition, we do not anticipate, in the next twelve months, any breach or failure that would negatively impact our ability to borrow funds under the Revolving Facilities Agreements.

Our net debt leverage ratio at year-end 2017 was 3.6x last twelve months Adjusted EBITDA (2016: 3.6x) compared with a covenant requirement under our Revolving Facilities of less than 4.75x. Of the Company’s total debt of €832.8, 87% matures in 2020 or beyond. Our €625 million 6.00% Senior Secured Notes mature in July 2020.

Shareholders’ equity increased by €47.9 million in 2017 to €596.7 million, as a result of the total comprehensive income for 2017 of €32.1 million and an increase of €4.7 million relating to new shares issued in respect of share-based payments and share options exercised.

Cash flow highlights

(€ millions)	2017	2016	2015
Cash generated from operations	209.0	183.4	169.4
Net cash flows from operating activities	155.2	139.4	127.1
Capital expenditures, including intangible assets	(256.0)	(250.9)	(192.6)
Net cash flows used in investing activities	(335.6)	(251.4)	(187.5)
Net cash flows from financing activities	104.6	173.9	18.2
Net movement in cash and cash equivalents	(77.4)	62.2	(41.0)
Cash and cash equivalents at the end of the year	38.5	115.9	53.7

Cash flow

Cash generated from operations in 2017 was €209.0 million, an increase of 14% compared with 2016 (2016: €183.4 million), primarily due to the on-going growth of the business.

Cash interest paid in 2017 was €41.9 million (2016: €36.0 million). In accordance with IFRS, the Company is required to capitalize interest costs during the data center construction phases. Accordingly, during 2017, €3.1 million of borrowing costs were capitalized (2016: €3.4 million).

The related cash interest paid, reported in “purchase of property, plant and equipment”, was €3.9 million (2016: €2.2 million).

Strong cash generation

Cash generated from operations (€m)

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FINANCIAL REVIEW

Net cash flow from operating activities increased by 11% to €155.2 million (2016: €139.4 million). This increase reflecting the on-going growth of our business partly offset by increased cash outflow from interest payments of €41.9 million (2016: €36.0 million).

Net cash flow from investing activities increased by 34% to €335.6 million (2016: €251.4 million). Excluding the acquisition of Interxion Science Park (€75.8m) capital expenditure for 2017, including the purchase of property, plant and equipment, plus the purchase of intangible assets, totaled €256.0 million. Of this capital expenditure €174.8 million (68%) was deployed in the Big 4 segment and €69.8m (28%) in the Rest of Europe segment compared to €170.7 million (68%) and €69.7m (28%) in 2016.

These investments were financed through the cash generated from operations and incremental financing. Of the total capital expenditure, €224.8 million was invested in expansion and upgrade projects to facilitate future growth.

Net cash flow from financing activities was €104.6 million (2016: €173.9 million). This cash flow was principally the result of €100.0 million of drawings under our 2017 Senior Secured Revolving Facility.

In 2017, we renewed €10.0 million of mortgage financing, which was secured on the AMS 6 property. Scheduled repayments for our mortgages amounted to €10.8 million in 2017. The Company also received €7.0 million from the exercise of stock options. While the Company does not currently hedge its foreign exchange exposure, exchange rates had a negative impact of €1.6 million on cash balances during the year.

Cash and cash equivalents decreased by €77.4 million in 2017 from €115.9 million at the beginning of the year to €38.5 million at the year-end.

Events subsequent to the balance sheet date

2018 Subordinated Revolving Facility

On March 16, 2018, we entered into a €225.0 million unsecured subordinated revolving facility agreement (the “2018 Subordinated Revolving Facility Agreement”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The 2018 Subordinated Revolving Facility Agreement has an initial maturity date of December 31, 2018, with the Company having the option to extend the maturity date by a further twelve months. The 2018 Subordinated Revolving Facility Agreement initially bears interest at an annual rate equal to EURIBOR plus a margin of 3.00% per annum, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

Capital expenditure

Capital expenditure, including intangibles (€m)

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Report of the Board of Directors

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REPORT OF THE BOARD OF DIRECTORS

Structure

InterXion Holding N.V. (the “Company”) is a public limited liability company incorporated under the laws of The Netherlands and is the direct or indirect parent company of all companies that form the Interxion group of companies (the “Group”). Our corporate seat is in Amsterdam, The Netherlands. Until April 16, 2018, our principal office is located at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. As of April 16, 2018, our principal office is located at Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. The Company was incorporated on April 6, 1998 as European Telecom Exchange B.V. and was renamed InterXion Holding B.V. on June 12, 1998. The Company is registered with the Dutch Chamber of Commerce under number 33301892. On January 11, 2000 the Company was converted into a Naamloze Vennootschap. Since January 28, 2011, the Company’s shares have been listed on the New York Stock Exchange (“NYSE”).

The Company has one class of shares, of which 71,414,513 had been issued and paid-up as of December 31, 2017. Of these shares, 20,375,252 were issued in 2011 as part of the Company’s initial public offering.

Board of Directors

Board powers and function

The Company has a one-tier management structure with one Board of Directors, which currently consist of one Executive Director and four Non-executive Directors. The Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our Articles of Association. In all its dealings, the Board shall be guided by the interests of our Group as a whole, including our shareholders and other stakeholders. The Board has the final responsibility for the management, direction and performance of the Company and the Group. Our Executive Director is responsible for the day-to-day management of the Company. Our Non-executive Directors supervise the Executive Director and our general affairs and provide general advice to the Executive Director.

Our Chief Executive Officer (“CEO”), the Executive Director, is the general manager of our business, subject to the control of the Board, and is entrusted with all the Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of the Board. Matters expressly delegated to our CEO are validly resolved on by our CEO and no further resolutions, approvals or other involvement of the Board is required. The Board may also delegate authorities to its committees. On any such delegation, the Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties. Moreover, its members remain accountable for the actions and decision of the Board and have ultimate responsibility for the Company’s management and external reporting. The Board’s members are accountable to the shareholders of the Company at its Annual General Meeting.

Board meetings and decisions

All resolutions of the Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorize another member of the Board to represent him/

her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

The Board meets as often as it deems necessary or appropriate, or on the request of any of its members. During 2017, the Board met nine times. With the exception of one meeting in which one Director was absent, all Directors attended all Board meetings. The Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by the Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-executive Directors. The Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. The Board appoints, and is assisted by, a Corporate Secretary, who may be a member of the Board or of Senior Management.

Composition of the Board

The Board consists of a minimum of one Executive Director and a minimum of three Non-executive Directors, provided that it comprises a maximum of seven members. The number of Executive Directors and Non-executive Directors is determined by our General Meeting, with the proviso that the majority of the Board must comprise Non-executive Directors. Only natural persons can be Non-executive Directors. The Executive Directors and Non-executive Directors are appointed by our General Meeting, provided that the Board is classified, with respect to the term for which each member of the Board will severally be appointed and serve as a member of the Board, into three classes that are as nearly equal in number as is reasonably possible.

Our Directors are appointed for a period of three years. The Class I Directors serve for a term that expires at the Annual General Meeting to be held in 2020; the Class II Directors serve

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REPORT OF THE BOARD OF DIRECTORS

for a term that expires at the Annual General Meeting to be held in 2018; and the Class III Directors are serving for a term that expires at the Annual General Meeting to be held in 2019. At each Annual General Meeting, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third Annual General Meeting following their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

The Board has nomination rights with respect to the appointment of a Director. Any nomination by the Board may consist of one or more candidates for any vacant seat. If a nomination consists of two or more candidates, it is binding: the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates and will be effected through election. Notwithstanding the foregoing, our General Meeting may, at all times, by a resolution passed with a two-thirds majority of the votes cast that represent more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding.

The majority of our Directors are independent as required by the NYSE Manual. Our Non-executive Directors are all independent.

Directors may be suspended or dismissed at any time by our General Meeting. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided that the majority represents more than half of our issued and outstanding share capital. In addition, Executive Directors may be suspended by the Board.

On January 1, 2013 the Act on Management and Supervision became effective. Until December 31, 2015 this Act contained the consideration that a board is well balanced if it consists of at least 30% women and 30% men. As the Dutch Government has expressed the intention to reintroduce this consideration in this Act, the Company will continue to report on this topic. “Large” companies must take this into account:

∎	on appointment and, where applicable, recommendation for nomination or nomination for appointment of Directors; and

∎	when drawing up the profile for the size and composition of the Board.

A company is considered “large” if, on two consecutive balance sheet dates, at least two of the following three criteria are met:

∎	the value of the company’s assets according to its balance sheet, based on the acquisition and manufacturing price, exceeds €20,000,000;

∎	the net turnover exceeds €40,000,000; and

∎	the average number of employees is at least 250.

The Company is committed to making an effort to increase the number of women on its Board of Directors, which it will primarily do by focusing on female candidates for Director positions. The main focus of the Company will continue to be on ensuring that those persons best qualified for a position on the Board of Directors are nominated, irrespective of their gender.

Directors

Name	Age	Gender	Nationality	Position	Term Expiration

Jean F.H.P. Mandeville	58	Male	Belgian	Chairman and Non-executive Director	2019

David C. Ruberg	72	Male	American	President, Chief Executive Officer Vice-Chairman and Executive Director	2019

Frank Esser	59	Male	German	Non-executive Director	2020

Mark Heraghty	54	Male	Irish	Non-executive Director	2020

Rob Ruijter	66	Male	Dutch	Non-executive Director	2018

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REPORT OF THE BOARD OF DIRECTORS

David Ruberg, President

Chief Executive Officer, Vice-Chairman and Executive Director

Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. He served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until its conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, where he contributed to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

Jean F.H.P. Mandeville

Chairman and Non-executive Director

Mr. Mandeville was appointed to our Board of Directors in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of the Board. From October 2008 to December 2010, he served as Chief Financial Officer and Board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

Frank Esser

Non-executive Director

Mr. Esser was appointed to our Board of Directors in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Dalensys S.A. Furthermore, Mr. Esser serves on the Board of Swisscom AG and is a member of the remuneration committee. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from Cologne University.

Mark Heraghty

Non-executive Director

Mr. Heraghty was appointed to our Board of Directors in June 2014. His most recent executive role was as Managing Director of Virgin Media Business. In December 2016 he was appointed as Non-executive Chairman of John Henry Group Ltd. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses, which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA from Warwick University (1992).

Rob Ruijter

Non-executive director

Mr. Ruijter was appointed to our Board of Directors in November 2014. He was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004, and Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company), between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components), and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a piping manufacturer). He is a Non-executive Director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as a member of the Supervisory Board of NN Group N.V. and as a member of the Remuneration Committee and the Audit Committee. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and is a member of the Association of Corporate Treasurers (“ACT”) in the UK.

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REPORT OF THE BOARD OF DIRECTORS

Directors’ insurance and indemnification

In order to attract and retain qualified and talented persons to serve as members of the Board or of our Senior Management, we currently provide such persons with protection through a directors’ and officers’ insurance policy and expect to continue to do so. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles of Association, we are required to indemnify each current and former member of the Board who was or is involved in that capacity as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), wilful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of the Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Committee

The Executive Director is supported by an Executive Committee to manage the operations of the Company. The Executive Committee is actively involved in all important issues related to strategy, business, integration, sustainability, innovation, culture, leadership and communication. Members of the Executive Committee are, where relevant, present in the meetings of the Board and exercise their duties in accordance with the instructions from the Board. When deemed necessary, Non-executive Directors can discuss any issues with each of the members of the Executive Committee

General meetings of shareholders and voting rights

Our Annual General Meeting must be held within six months of the end of the previous financial year. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. The notice convening the Annual General Meeting, together with the agenda for the meeting, shall be sent to the addresses of the shareholders shown in the register of shareholders. An extraordinary General Meeting may be convened whenever the Board or CEO deem it necessary.

In addition, shareholders and/or persons having the rights conferred by the laws of The Netherlands on holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital, may request the Board to convene a General Meeting, specifically stating the business to be discussed. If the Board has not given proper notice of a General Meeting within the four weeks following receipt of the request, the applicants shall be authorised to convene a meeting themselves. Each of the shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him or her, to exercise his or her voting rights in accordance with our Articles. The voting rights attached to any shares, or shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

At the Annual General Meeting the following items are discussed and/or approved as a minimum:

∎	the adoption of the annual accounts;

∎	the appointment of the auditor to audit the annual accounts;

∎	the discharge of the Directors from certain liabilities;

∎	the appointment of Directors; and

∎	the allocation of profits.

The Board of Directors requires the approval of the General Meeting for resolutions of the Board that entail a significant change in the identity or character of the Company or the business connected with it, which significant changes in any case include:

∎	the transfer of (nearly) the entire business of the Company to a third party;

∎	the entering into or termination of a long-term co-operation of the Company or one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major significance for the Company; and

∎	the acquisition or disposal by the Company or by one of its subsidiaries of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual accounts of the Company.

Shareholders holding at least 3% of our issued share capital may submit agenda proposals for the General Meeting, provided we receive such proposals no later than 60 days before the date of the General Meeting.

2. The Company, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

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REPORT OF THE BOARD OF DIRECTORS

Pursuant to the provisions in our Articles of Association, the General Meeting may only on a proposal of the Board resolve to amend the Company’s Articles of Association, change the Company’s corporate form, enter into a Dutch statutory (de) merger or dissolve and liquidate the Company. In addition, these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital.

Anti-takeover measures

The Company has no anti-takeover measures in place. Although we do not envisage adopting any specific anti-takeover measures, the Board of Directors, pursuant to the Articles of Association as adopted at the General Meeting on January 26, 2011 and as amended at the General Meeting on January 20, 2012, was designated for a period of five years, which terminated on January 28, 2016, as the corporate body of the Company authorised to issue shares and grant rights to subscribe for shares up to the amount of our authorised share capital with the power to limit or exclude the rights of pre-emption thereto. On June 28, 2016, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on December 28, 2017, as the corporate body of the Company authorised to issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution. On June 30, 2017, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on December 29, 2018, as the corporate body of the Company authorised to issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution.

Issue of shares

The General Meeting is authorised to decide on the issue of new shares or to designate another body of the Company to issue shares for a fixed period of a maximum of five years. On such designation, the number of shares that may be issued must be specified. The designation may be extended for a period not exceeding five years. A resolution of the General Meeting to issue shares or to designate another body of the Company as the competent body to issue shares can only be adopted at the proposal of the Board. Shareholders have a right of pre-emption in case of the issuance of shares, unless shares are issued against payment in kind or shares are issued to employees pursuant to a plan applicable to such employees.

On June 30, 2017, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on December 29, 2018, as the corporate body of the Company authorised to, (i) issue shares or grant rights to subscribe for up to 2,871,542 shares without pre-emption rights accruing to the shareholders for the purpose of the Company’s employee incentive schemes, and in addition to (ii) issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution, in order to enable the Company to be sufficiently flexible in relation to its funding requirements.

Acquisition by the Company of shares in its issued capital

The Company may acquire shares in its issued capital only if all the following requirements are met:

1.	the distributable equity of the Company must be at least equal to the purchase price;

2.	the aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and

3.	at the General Meeting, the Board has been authorised thereto. Such authorization shall be valid for not more than 18 months and the General Meeting must specify in the authorization the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorization is not required insofar as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

Compensation

Process

In compliance with Dutch law, the General Meeting has adopted a directors’ remuneration policy for the Board of Directors. The compensation of our Non-executive Directors shall be determined at the General Meeting based on proposal of the Board. The Executive Director’s compensation shall be determined by the Board, which determination shall be on the basis of recommendations made by the Board’s Compensation Committee. This, in turn, is based on consultation with our independent compensation advisor Mercer and market data within the Company’s peer group (as defined below) and performance against predetermined targets.

Policy goal

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international, fast growing and highly competitive labor market, and to align the compensation of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

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REPORT OF THE BOARD OF DIRECTORS

Compensation

Non-executive Director Compensation

The annual compensation to our Non-executive Directors for the year ended December 31, 2017 was €40,000. In addition, the Chairman of the Board received €50,000 gross per annum. Each Non-executive Director who was member of the Company’s Audit Committee received an additional €20,000 gross per annum, and the Chairman of the Company’s Audit Committee received a further €10,000 gross per annum. Each Non-executive Director who was a member of the Company’s Compensation Committee received an additional €5,000 gross per annum, and the Chairman of the Company’s Compensation Committee received a further €5,000 gross per annum. No other cash incentives were paid to our Non-executive Directors. An overview of the annual compensation of our Non-executive Directors is disclosed in note 27.

In 2015, each of our Non-executive Directors was awarded 1,615 restricted shares equivalent to a value of €40,000. The number of restricted shares was set on the basis of the Company’s share price at the closing of the New York Stock Exchange on the day of the 2015 Annual General Meeting. For each Non-executive Director who served for the entire period from the day of the 2015 General Meeting to the day of the 2016 General Meeting these restricted shares vested at the General Meeting held at June 24, 2016. All these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

In 2016, each of our Non-executive Directors was awarded 1,234 restricted shares equivalent to a value of €40,000. The number of restricted shares was set on the basis of the Company’s share price at the closing of the New York Stock Exchange on the day of the 2016 Annual General Meeting. For each Non-executive Director who served for the entire period from the day of the 2016 General Meeting to the day of the 2017 General Meeting these restricted shares vested at the General Meeting held at June 30, 2017. All these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

In 2017, each of our Non-executive Directors was awarded 996 restricted shares equivalent to a value of €40,000. The number of restricted shares was set on the basis of the Company’s share price at the closing of the New York Stock Exchange on the day of the 2017 Annual General Meeting. For each Non-executive Director these restricted shares will vest on the day of the 2018 Annual General Meeting, subject to such Non-executive Director having served the entire period. All these restricted shares will be locked-up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due), or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

The Company does not contribute to any pension scheme for its Directors. None of the Non-executive Directors is entitled to any contractually agreed benefit on termination.

The Dutch Corporate Governance Code requires Dutch companies to disclose the internal pay ratio between Executive Directors and other employees. Such pay ratios are specific to a company’s industry, geographical footprint and organizational model, and can be volatile over time, due to exchange rate movements and the company’s annual performance.

The 2017 the pay ratio between our Executive Director and other Interxion employees was 29.7 to 1. The pay ratio has been calculated by dividing our Executive Director’s 2017 total remuneration by the 2017 company-wide average total remuneration paid per Interxion employee. Total remuneration includes salaries, bonuses, and contributions to defined contribution pension plans, as derived from note 8 in the Consolidated Financial Statements, included elsewhere in this Annual Report, as well as equity compensation (defined as the value of equity awards on vesting date). Furthermore, the total remuneration includes sales commissions, as captured in sales and marketing expenses. The company-wide average total remuneration per Interxion employee has been calculated based on an average of 637 full time equivalents employed in 2017 (638 minus the Executive Director).

Further details of the compensation of our Executive Director are disclosed as part of Note 27 to this document.

Shares beneficially owned

In the table below, beneficial ownership includes any shares over which a person exercises sole voting and/or investment power. Shares subject to options and/or restricted shares exercisable, as at December 31, 2017, are deemed outstanding and have therefore been included in the number of shares beneficially owned.

Directors	Shares beneficially owned as at December 31, 2017
David Ruberg	1,059,986
Jean F.H.P. Mandeville	11,318
Frank Esser	4,845
Mark Heraghty	4,845
Rob Ruijter	4,845

Risk management

Risk management approach

The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board,

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REPORT OF THE BOARD OF DIRECTORS

in which they are supported by the corporate departments. Compliance to standards and policies is discussed regularly between subsidiary management and representatives of the Board and is subject to review by corporate departments.

Risk management and the internal control structure

The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission Enterprise Risk Management Framework (2013), make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations. The risk management and internal control structure have been designed to meet the Sarbanes-Oxley 404 requirements, as mandatory under SEC listing requirements.

This report provides sufficient insights into any failures in the effectiveness of the internal risk management and control systems. Based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis. The report states those material risks and uncertainties that are relevant to the expectation of the Company’s continuity for the period of twelve months after the preparation of the report. In addition, Board is of the view that the aforementioned risk management and internal control systems provide reasonable assurances that the financial reporting does not contain any material inaccuracies.

Internal audit function

In 2017, an internal audit function was not in place.

Financial instruments

For the Company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and Note 21 of the financial statements, as included in this annual report.

Code of Conduct

Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all our stakeholders.

All transactions, in which there are conflicts of interest with one or more Directors, shall be agreed on terms that are customary in the sector concerned. Such transactions must be published in the annual report, together with a statement of the conflict of interest and a declaration that the relevant best practice provisions of the Dutch Corporate Governance Code have been complied with. A director may not take part in any discussion or decision making with regard to topics where such director is conflicted.

Risk factors

Risks related to our business

∎	We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

∎	Our inability to utilize the capacity of newly planned or acquired data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

∎	If we are unable to expand our existing data centres, or locate and secure suitable sites for additional data centres on commercially acceptable terms, our ability to grow our business may be limited.

∎	Failure to renew or maintain real estate leases for our existing data centers on commercially acceptable terms, or at all, could harm our business.

∎	Our leases may obligate us to make payments beyond our use of the property.

∎	We may experience unforeseen delays and expenses when fitting out and upgrading data centers, and the costs could be greater than anticipated.

∎	We may incur non-cash impairment charges to our assets, in particular to our property, plant and equipment, which could result in a reduction in our earnings.

∎	We face significant competition and we may not be able to compete successfully against current and future competitors.

∎	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

∎	Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

∎	A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

∎	A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

∎	Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

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REPORT OF THE BOARD OF DIRECTORS

∎	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

∎	We are dependent on third-party suppliers for equipment, technology and other services.

∎	We depend on the on-going service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

∎	Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues, and harm our business reputation and financial results.

∎	Our insurance may not be adequate to cover all losses.

∎	Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

∎	We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers and our Information technology systems. We may also be subject to information technology systems failures, network disruptions and breaches of data security, which could have an adverse effect on our reputation and a material adverse impact on our business.

∎	We face risks relating to foreign currency exchange rate fluctuations.

∎	The lingering effects of the European debt crisis or any future slowdown in global economies may have an impact on our business and financial condition in ways that we cannot currently predict.

∎	Political uncertainty may impact economic conditions which could adversely affect our liquidity and financial condition.

∎	The United Kingdom invoking the process to withdraw from the European Union could have a negative effect on global economic conditions, financial markets and our business, which could adversely affect our results of operations.

∎	Acquisitions, business combinations and other transactions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction, and such transactions may alter our financial or strategic goals.

∎	We focus on the development of Communities of Interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these Communities of Interest could harm our business and operating results.

∎	Consolidation may have a negative impact on our business model.

∎	Our operations are highly dependent on the proper functioning of our information technology systems. We routinely upgrade our information technology systems. The failure or unavailability of such systems during or after an upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.

∎	Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

∎	We require a significant amount of cash to service our debt, which may limit available cash to fund working capital and capital expenditure. Our ability to generate sufficient cash depends on many factors beyond our control.

∎	We may need to refinance our outstanding debt.

∎	We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Risks related to our industry

∎	The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

∎	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

∎	Terrorist activity throughout the world, and military action to counter terrorism, could have an adverse impact on our business.

∎	Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centers.

∎	We may be subject to reputational damage and legal action, in connection with information disseminated by our customers.

Risks related to regulation

∎	Laws and government regulations that govern Internet-related services, related communication services and information technology and electronic commerce across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

∎	We, and the industry in which we operate, are subject to environmental, and health and safety laws and regulations, and may be subject to more stringent efficiency, environmental, and health and safety laws and regulations in the future, including in respect of energy consumption and greenhouse gas emissions.

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REPORT OF THE BOARD OF DIRECTORS

∎	Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our financial position.

∎	Laws and government regulations governing the licences or permits we need across the European countries in which we operate may change, which could adversely affect our business.

Risks related to our ordinary shares

∎	The market price for our shares may continue to be volatile.

∎	A substantial portion of our total outstanding shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issues, could adversely affect the price of our shares.

∎	You may not be able to exercise pre-emptive rights.

∎	We may need additional capital and may sell additional shares or other equity securities, or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

∎	We have never paid, do not currently intend to pay, and may not be able to pay any dividends on our ordinary shares.

∎	Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

∎	We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home-country governance practices rather than the corporate governance requirements of the New York Stock exchange.

∎	You may be unable to enforce judgements obtained in US courts against us.

∎	We incur increased costs as a result of being a public company.

∎	Any failure or weakness in our internal controls could materially and adversely affect our financial condition, results of operation and our stock price.

Controls and procedures

Disclosure controls and procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Interim Chief Financial Officer (Interim CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), has been evaluated as of December 31, 2017. Based on their evaluation of the Company’s disclosure controls and procedures, our CEO and Interim CFO identified a material weakness in our internal control over financial reporting (as further described below), and consequently concluded that our disclosure controls and procedures were not effective as of December 31, 2017.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditure of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorised acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the “Internal-Control Integrated Framework (2013)”, established by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

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REPORT OF THE BOARD OF DIRECTORS

The Company acquired Vancis B.V., which was renamed InterXion Science Park B.V. following the acquisition thereof on February 24, 2017. Management excluded InterXion Science Park B.V. from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. InterXion Science Park B.V. accounted for approximately 1.2% of the Company’s consolidated total assets as of December 31, 2017 and approximately 1.3% of the Company’s consolidated revenues as of and for the year ended December 31, 2017.

Based on this assessment, management identified a deficiency in the internal control over financial reporting, that constitutes a material weakness, and therefore concluded that our internal control over financial reporting was not effective as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified pertains to a deficiency in the design of internal controls relating to technical accounting of share-based payments. The design of the review controls relating to the complex process of applying IFRS 2 (Share-based Payments) to the Company’s incentive plan award schemes were not sufficiently precise to detect an error in the application of IFRS 2 with respect to the valuation of incentive plan awards. Specifically, incentive plan awards related to performance shares were incorrectly valued on an aggregate basis rather than by treating each vesting of the incentive plan awards as a separate award. This resulted in an incorrect determination of the IFRS 2 grant date for purposes of determining the fair value of such awards and an incorrect application of graded vesting requirements.

The incorrect application of graded vesting resulted in the allocation of share-based payment charges to the incorrect periods. Furthermore, the valuation of awards was based on the total incentive plan awards rather than on a separate valuation based on the underlying instruments and failed to take into account the impact of stock appreciation and performance conditions. Consequently, post grant date changes in service and non-market performance conditions were not reflected in the related share-based payments charges. For further information on the impact of this error, see Notes 2 and 29 of our 2017 consolidated financial statements, included elsewhere herein.

The attestation report of KPMG Accountants N.V., an independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is included on page 106 in this annual report.

Remediation efforts to address material weakness

Management has been actively engaged in the development and implementation of a remediation plan to address the foregoing material weakness in internal control over financial reporting. Our remediation plan includes the following measures:

∎	strengthening our existing review process for the complex area of share-based payments by adding additional independent outside specialists to both evaluate the assumptions applied in the calculations of share-based payments and checking our resulting valuations;

∎	conducting a review of the application of IFRS 2 requirements on individual awards each quarter, as opposed to solely conducting the analysis at the time new incentive plans and/or modifications to existing incentive plans are made and/or implemented;

∎	simplifying the wording of our share award plans to reduce the risk of the incorrect application of IFRS 2; and

∎	strengthening our existing control procedures relating to changes in existing share award plans and the forfeitures of share awards by designing and implementing additional controls.

Management continues to assign the highest priority to the prompt remediation of the foregoing material weakness.

Dutch Corporate

Governance Code

In addition to the “Structure” section of this report on page 21, a further description of our corporate governance is below.

Since our initial public offering on January 28, 2011, we have been required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code, dated December 8, 2016, became effective as from the start of the 2017 financial year and applies to all companies with a registered office in the Netherlands whose shares or depositary receipts for shares are admitted for trading on a regulated market or a comparable system, such as the New York Stock Exchange (NYSE) which is the listing venue of the Company. Consequently, the Company will be required to report in 2018 on compliance in the 2017 financial year on the basis of this revised Dutch Corporate Governance Code for the financial years ending December 31, 2017 and beyond. Because the Company is listed on the NYSE it is also required to comply with the US Sarbanes-Oxley Act of 2002, as well as with NYSE listing rules, and the rules and regulations promulgated by the US Securities and Exchange Commission (SEC).

The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

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The Code is based on a “comply or explain” principle. Material changes in the corporate governance structure of the Company, and in its compliance with the Code, will be discussed at the Annual General Meeting as a separate agenda item. The discussion below summarizes the deviations from the best practice provisions of the Code.

∎	Best practice provision 2.1.1 states that a profile for the Non-executive Directors should be prepared, which profile should be posted on the Company’s website. The Company is currently in the process of preparing such profile and aims to adopt this and post it as soon as possible.

∎	Best practice provision 2.2.4 states that the Company has a sound plan in place for the succession of the Board that is aimed at retaining the balance in the requisite expertise, experience and diversity. The Company acknowledges this provision and is currently in the process of drawing up such plan.

∎	Best practice provision 3.1.2 (vi) states that shares granted without financial consideration shall be retained for a period of five years or the end of employment if this period is shorter. The Company is operating a long-term incentive plan whereby the beneficiary (other than the Executive Director) of the shares can currently, start trading 50% of the shares after the first year, and 25% after the second and third anniversary. Although not in accordance with the Code, the Company considers that this is in the best interest of the Company as, given the international environment in which the Company competes, it allows for greater flexibly to attract and retain the right talent.

∎	Best practice provision 3.1.2 (vii) states among others that if options are granted, they shall, in any event, not be exercised in the first three years following the date of granting. The Company has granted options to some of its Directors, which vest starting within three years of the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as Director.

∎	Best practice provision 3.3.2 states that a Non-executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted shares to all, and options to some, of its Non-executive Directors as it believes this is a valuable instrument to align the interests of the Non-executive Directors concerned with those of the Company.
∎	Best practice provision 4.3.3 states that the General Meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non-executive Director, by an absolute majority, which may have to represent at most one-third of the issued capital. To cancel the binding nature of such a nomination, the Company’s Articles require a two-thirds majority representing more than 50% of the issued capital.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For management’s internal control statement, we refer to “Management’s annual report on internal control over financial reporting” on page 29.

Outlook for 2018

For 2018, we expect revenue to range between €553 and €569 million, Adjusted EBITDA to range between €250 and €260 million and Capital expenditure (including intangibles) to range between €365 and €390 million. We expect to have sufficient access to capital to fund such capital expenditure. In 2017, the Company employed an average of 638 full-time equivalent employees. We expect this number to increase in 2018, in line with new data center capacity becoming available.

The Board of Directors

Amsterdam, The Netherlands,

May 23, 2018

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Report of the Non-executive Directors

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REPORT OF THE NONE EXECUTIVE DIRECTORS

On an on-going basis the Board reviews and discusses the Company’s strategy and developments impacting the strategy. The Board is informed regularly by the Executive Director and the Executive Committee about the implementation of the strategy and the results thereof. When deemed necessary Non-executive Directors can discuss any issues amongst themselves.

For the bios of the Non-executive Directors reference is made to the Report of the Board of Directors.

Evaluation

During 2017 the Board, its committees and its members have worked effectively and efficiently supporting the Company in its rapid development and growth as evidenced in this annual report.

Independence Non-executive Directors

In the opinion of the Non-executive Directors, the independence requirements referred to in best practice provisions 2.1.7 to 2.1.9 of the Dutch Corporate Governance Code inclusive have been fulfilled, as each Non-executive Director is considered to be independent.

Internal control function

The Company’s internal risk management and control systems are designed to mitigate risks on material misstatements. The internal control function is performed by the Company with support of a specialised consultancy firm. The Board evaluates the effectiveness of the internal control framework on an on-going basis.

Board committees

The Board has established an audit committee, a compensation committee and a nominating committee. Each committee evaluates its performance annually to determine whether it is functioning effectively.

Audit Committee

Our Audit Committee consists of three independent Directors, Rob Ruijter (Chair), Frank Esser and Mark Heraghty. The Audit Committee is independent as defined under and required by rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“rule 10A-3”) and the NYSE Manual. The Audit Committee is responsible for the appointment (subject to Board and shareholders’ approval) of independent registered public accounting firm KPMG Accountants N.V. as our statutory auditors, for its compensation and retention, and for oversight of its work. In addition, the Audit Committee’s approval is required before we enter into any related-party transaction. It is also responsible for “whistleblowing” procedures, certain other compliance matters, and the evaluation of the Company’s policies with respect to risk assessment and risk management. The Audit Committee met five times during 2017, during these meeting all committee members were present. Most of its time was dedicated to reviewing, with management and with the independent auditor, the unaudited quarterly interim reports and the audited annual Dutch statutory financial statements as well as the 20-F. This included reviewing the effectiveness of the internal controls and of the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) and overseeing the Company’s compliance with its legal and regulatory requirements.

Compensation Committee

Our Compensation Committee consists of three independent Directors, Mark Heraghty (Chair), Rob Ruijter and Frank Esser. Among other things, the Compensation Committee reviews, and makes recommendations to the Board regarding the compensation and benefits of our CEO and the Board. The committee also administers the issue of shares and stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The Compensation Committee met four times during 2017, with a focus on approving the 2016 Senior Management bonus pay-out, reviewing the long-term compensation philosophy of the Company, and reviewing and approving the Company’s share and option grants and reviewing and approving Senior Management’s short-term and long-term compensation. During these meeting all committee members were present.

Nominating Committee

Our Nominating Committee consists of three independent Directors, Frank Esser (Chair), Jean Mandeville and Mark Heraghty. The Nominating Committee is responsible for, among other things, developing and recommending our corporate governance guidelines to our Board, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next Annual Meeting of Shareholders, and selecting Director candidates to fill any vacancies on the Board. The Nominating Committee met once during 2017, during this meeting all committee members were present. The main focus of this meeting was to discuss the nomination of a Non-executive Director and of the Executive Director.

The Non-executive Directors

Amsterdam, The Netherlands,

May 23, 2018

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Consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

		For the year ended December 31,
	Note	2017	2016(i) (€’000)	2015(i)
Revenue	5,6	489,302	421,788	386,560
Cost of sales	5,8	(190,471)	(162,568)	(151,613)
Gross profit		298,831	259,220	234,947
Other income	5	97	333	21,288
Sales and marketing costs	5,8	(33,465)	(29,941)	(28,217)
General and administrative costs	5,7,8	(167,190)	(138,557)	(134,391)
Operating income	5	98,273	91,055	93,627
Finance income	9	1,411	1,206	3,294
Finance expense	9	(45,778)	(37,475)	(32,316)
Profit before taxation		53,906	54,786	64,605
Income tax expense	10	(14,839)	(16,450)	(17,925)
Net income		39,067	38,336	46,680
Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.55	0.54	0.67
Diluted earnings per share: (€)	17	0.55	0.54	0.66

Consolidated statements of comprehensive income

		For the year ended December 31,
		2017	2016(i) (€’000)	2015(i)
Net income		39,067	38,336	46,680
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences		(7,245)	(12,713)	11,633
Effective portion of changes in fair value of cash flow hedge		110	(45)	50
Tax on items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences		205	1,836	(1,208)
Effective portion of changes in fair value of cash flow hedge		(36)	15	(16)
Other comprehensive income/(loss), net of tax		(6,966)	(10,907)	10,459
Total comprehensive income attributable to shareholders		32,101	27,429	57,139

Note: The accompanying notes form an integral part of these consolidated financial statements.

(i):	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

		As at December 31,
	Note	2017	2016(i) (€’000)	2015 (i)
Non-current assets
Property, plant and equipment	11	1,342,471	1,156,031	999,072
Intangible assets	12	60,593	28,694	23,194
Goodwill	12	38,900	–	–
Deferred tax assets	10	24,470	20,370	23,024
Other investments	13	3,693	1,942	–
Other non-current assets	14	13,674	11,914	11,152
		1,483,801	1,218,951	1,056,442
Current assets
Trade and other current assets	14	179,786	147,821	141,936
Cash and cash equivalents	15	38,484	115,893	53,686
		218,270	263,714	195,622
Total assets		1,702,071	1,482,665	1,252,064
Shareholders’ equity
Share capital	16	7,141	7,060	6,992
Share premium	16	539,448	523,671	509,816
Foreign currency translation reserve	16	2,948	9,988	20,865
Hedging reserve, net of tax	16	(169)	(243)	(213)
Accumulated profit/(deficit)	16	47,360	8,293	(30,043)
		596,728	548,769	507,417
Non-current liabilities
Borrowings	20	724,052	723,975	550,812
Deferred tax liability	10	21,336	9,628	9,951
Other non-current liabilities	18	15,080	11,718	12,049
		760,468	745,321	572,812
Current liabilities
Trade payables and other liabilities	18	229,878	171,399	162,629
Income tax liabilities		6,237	5,694	2,738
Provision for onerous lease contracts	19	–	–	1,517
Borrowings	20	108,760	11,482	4,951
		344,875	188,575	171,835
Total liabilities		1,105,343	933,896	744,647
Total liabilities and shareholders’ equity		1,702,071	1,482,665	1,252,064

Note: The accompanying notes form an integral part of these consolidated financial statements.

(i):	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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Consolidated statements of changes in shareholders’ equity

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
				(€’000)
Balance at January 1, 2017		7,060	523,671	9,988	(243)	8,293	548,769
Profit for the year		—	—	—	—	39,067	39,067
Hedging result, net of tax		—	—	—	74	—	74
Other comprehensive income/(loss)		—	—	(7,040)	—	—	(7,040)
Total comprehensive income/(loss), net of tax		—	—	(7,040)	74	39,067	32,101
Exercise of options		55	6,914	—	—	—	6,969
Issue of performance shares and restricted shares		26	(26)	—	—	—	—
Share-based payments	22	—	8,889	—	—	—	8,889
Total contribution by, and distributions to, owners of the Company		81	15,777	—	—	—	15,858
Balance as at December 31, 2017		7,141	539,448	2,948	(169)	47,360	596,728

Balance at 1 January 2016(i)		6,992	509,816	20,865	(213)	(30,043)	507,417
Profit for the year		—	—	—	—	38,336	38,336
Hedging result, net of tax		—	—	—	(30)	—	(30)
Other comprehensive income/(loss)		—	—	(10,877)	—	—	(10,877)
Total comprehensive income/(loss), net of tax		—	—	(10,877)	(30)	38,336	27,429
Exercise of options		48	6,284	—	—	—	6,332
Issue of performance shares and restricted shares		20	(20)	—	—	—	—
Share-based payments	22	—	7,591	—	—	—	7,591
Total contribution by, and distributions to, owners of the Company		68	13,855	—	—	—	13,923
Balance at December 31, 2016(i)		7,060	523,671	9,988	(243)	8,293	548,769

Balance at January 1, 2015, as previously reported		6,932	495,109	10,440	(247)	(76,089)	436,145
Impact of correction of errors		—	634	—	—	(634)	—
Balance at January 1, 2015, as restated		6,932	495,743	10,440	(247)	(76,723)	436,145
Profit for the year		—	—	—	—	46,680	46,680
Hedging result, net of tax		—	—	—	34	—	34
Other comprehensive income/(loss)		—	—	10,425	—	—	10,425
Total comprehensive income/(loss), net of tax		—	—	10,425	34	46,680	57,139
Exercise of options		43	5,686	—	—	—	5,729
Issue of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	8,404	—	—	—	8,404
Total contribution by, and distributions to, owners of the Company		60	14,073	—	—	—	14,133
Balance at December 31, 2015(i)		6,992	509,816	20,865	(213)	(30,043)	507,417

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders. Note: The accompanying notes form an integral part of these consolidated financial statements.

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

		For the years ended December 31,
	Note	2017	2016(i) (€’000)	2015(i)
Net income		39,067	38,336	46,680
Depreciation, amortisation and impairments	11,12	108,252	89,835	78,229
Provision for onerous lease contracts	19	—	(1,533)	(3,532)
Share-based payments	22	8,889	7,652	8,404
Net finance expense	9	44,367	36,269	29,022
Income tax expense	10	14,839	16,450	17,925
		215,414	187,009	176,728
Movements in trade receivables and other current assets		(30,667)	(11,126)	(19,380)
Movements in trade payables and other liabilities		24,266	7,505	12,040
Cash generated from operations		209,013	183,388	169,388
Interest and fees paid		(41,925)	(36,003)	(30,522)
Interest received		143	136	152
Income tax paid		(11,985)	(8,124)	(11,948)
Net cash flow from operating activities		155,246	139,397	127,070
Cash flows from investing activities
Purchase of property, plant and equipment		(247,228)	(241,958)	(186,115)
Financial investments - deposits		(324)	1,139	418
Acquisition Interxion Science Park		(77,517)	—	—
Purchase of intangible assets		(8,787)	(8,920)	(6,521)
Loan to third parties		(1,764)	(1,942)	—
Proceeds from sale of financial asset		—	281	3,063
Redemption of short-term investments	15	—	—	1,650
Net cash flow used in investing activities		(335,620)	(251,400)	(187,505)
Cash flows from financing activities
Proceeds from exercised options		6,969	6,332	5,686
Proceeds from mortgages		9,950	14,625	14,850
Repayment of mortgages		(10,848)	(4,031)	(2,346)
Proceeds from Revolving Facilities		129,521	—	—
Repayments of Revolving Facilities		(30,000)	—	—
Finance lease obligation		(995)	—	—
Proceeds Senior Secured Notes at 6%		—	154,808	—
Interest received at issuance of Additional Notes		—	2,225	—
Net cash flow from financing activities		104,597	173,959	18,190
Effect of exchange rate changes on cash		(1,632)	251	1,294
Net movement in cash and cash equivalents		(77,409)	62,207	(40,951)
Cash and cash equivalents, beginning of year		115,893	53,686	94,637
Cash and cash equivalents, end of year	15	38,484	115,893	53,686

Note: The accompanying notes form an integral part of these consolidated financial statements.

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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Notes to the 2017

Consolidated Financial

Statements

1. The Company

InterXion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Scorpius 30, 2132 LR Hoofddorp, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2017 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements, which were approved and authorised for issue by the Board of Directors on May 23, 2018, are subject to adoption at the General Meeting of Shareholders.

The following sections of this annual report form the Management report within the meaning of section 2:391 of the Dutch Civil Code:

∎	Operational review

∎	Financial review

∎	Report of the Board of Directors

2. Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as at December 31, 2017, as issued by the International Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

IFRS basis of presentation

The audited consolidated financial statements as of December 31, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective for the year ended 2017 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to hedge transactions. The Group has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by the Group also comply with IFRS as issued by the IASB.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2016, for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the EU for periods ending after January 1, 2017.

∎	Amendments to IAS 7 – Disclosure initiative

∎	Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses

For preparation of these financial statements, the Group has concluded that these standards do not have a significant impact.

Correction of errors

Certain comparative amounts in the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position and consolidated statements of cash flows have been restated to correct for errors with respect to share-based payments. The impact of this restatement is disclosed in note 29 – Correction of errors. Throughout the consolidated financial statements, columns including comparative figures that have been restated, are indicated with ‘(i)’.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions, are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at December 31, 2017, and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 11) — Estimated remaining useful lives and residual values of property plant and equipment, including assets recognized upon a business combination, are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. In addition, the valuation of some of the assets under construction requires

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CONSOLIDATED FINANCIAL STATEMENTS

judgments that are related to the probability of signing lease contracts and obtaining planning permits. Regarding the properties acquired as part of the acquisition of InterXion Science Park B.V. we recognized fair value at acquisition date, based on the highest and best use.

Intangible assets amortization (see also Note 12) - Estimated remaining useful lives of intangible assets, including those recognized upon a business combination, are reviewed annually. The carrying values of intangible assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. The customer portfolio acquired as part of the acquisition of InterXion Science Park B.V. was valued based on the multi-period excess earnings method, which considers the present value of net cash flows expected to be generated by the customer portfolio, excluding any cash flows related to contributory assets.

Goodwill (see also Note 12) - Goodwill is recognized as the amount by which the purchase price of an acquisition exceeds the fair values of the assets and liabilities identified as part of the purchase price allocation. Goodwill is not being amortized, but subject to an annual impairment test.

Lease accounting (see also Note 24) - At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (see also Note 19) - A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites can be sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 26) - Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed annually, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred tax (see also Note 10) - Provision is made for deferred tax at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 22) - The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the grant date. Fair values are being redetermined for market conditions as of each reporting date, until final grant date. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the grant date and, for the performance shares, the relative performance of the Group’s share price compared with a group of peer companies.

Senior Secured Notes due 2020 (see also Note 20) - The Senior Secured Notes due 2020 are valued at amortized cost. The Senior Secured Notes due 2020 indenture includes specific early redemption clauses. As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

Functional and presentation currency

These consolidated financial statements are presented in euro, the Company’s functional and presentation currency. All information presented in euros has been rounded to the nearest thousand, except when stated otherwise.

3. Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities that are directly or indirectly controlled by the Company. Subsidiaries are entities that are controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

Loss of control

When the Group loses control over a subsidiary, the Company de-recognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss.

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Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management InterXion, all the subsidiary undertakings of the Group, as set out below are wholly owned as of December 31, 2017. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

∎	InterXion HeadQuarters B.V., Amsterdam, The Netherlands;

∎	InterXion Nederland B.V., Amsterdam, The Netherlands;

∎	InterXion Trademarks B.V., Amsterdam, The Netherlands;

∎	InterXion Participation 1 B.V., Amsterdam, The Netherlands;

∎	InterXion Österreich GmbH, Vienna, Austria;

∎	InterXion Real Estate VII GmbH, Vienna, Austria;

∎	InterXion Belgium N.V., Brussels, Belgium;

∎	InterXion Real Estate IX N.V., Brussels, Belgium;

∎	InterXion Denmark ApS, Copenhagen, Denmark;

∎	InterXion Real Estate VI ApS, Copenhagen, Denmark;

∎	Interxion France SAS, Paris, France;

∎	Interxion Real Estate II SARL, Paris, France;

∎	Interxion Real Estate III SARL, Paris, France;

∎	Interxion Real Estate XI SARL, Paris, France;

∎	InterXion Deutschland GmbH, Frankfurt, Germany;

∎	InterXion Ireland DAC, Dublin, Ireland;

∎	Interxion Telecom SRL, Milan, Italy;

∎	InterXion España SA, Madrid, Spain;

∎	InterXion Sverige AB, Stockholm, Sweden;

∎	InterXion (Schweiz) AG, Zurich, Switzerland;

∎	InterXion Real Estate VIII AG, Zurich, Switzerland;

∎	InterXion Carrier Hotel Ltd., London, United Kingdom;

∎	InterXion Europe Ltd., London, United Kingdom;

∎	InterXion Real Estate Holding B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate I B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate IV B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate V B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate X B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate XII B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate XIII B.V., Amsterdam, The Netherlands;

∎	InterXion Real Estate XIV B.V., Amsterdam, The Netherlands;

∎	InterXion Science Park B.V., Amsterdam, The Netherlands;

∎	InterXion Operational B.V., Amsterdam, The Netherlands;

∎	InterXion Datacenters B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.);

∎	InterXion Consultancy Services B.V., Amsterdam, The Netherlands (dormant);

∎	Interxion Telecom B.V., Amsterdam, The Netherlands (dormant);

∎	Interxion Trading B.V., Amsterdam, The Netherlands (dormant);

∎	InterXion B.V., Amsterdam, The Netherlands (dormant);

∎	InterXion Telecom Ltd., London, United Kingdom (dormant);

∎	Stichting Administratiekantoor Management InterXion, Amsterdam, The Netherlands.

Foreign currency

Foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to euros at average exchange rates.

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs are capitalized based on the effective interest rate of the Senior Secured Notes.

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CONSOLIDATED FINANCIAL STATEMENTS

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities.

Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are separately shown. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities.

Financial instruments

Derivative financial instruments

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit and loss as they are incurred. Subsequent to initial recognition, derivatives are measured at their fair value, and changes therein are generally recognized in profit and loss.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in other comprehensive income and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercised, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.

Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

The Group de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transaction costs are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit and loss.

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, using a valuation technique.

The convertible loan given, is presented as ‘Other investment’ on the balance sheet. This loan is initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, it is measured at amortized costs using the effective interest method.

Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value. Collateralized cash is included in other (non-) current assets and accounted for at face value, which equals its fair value.

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Trade payables and other current liabilities

Trade payables and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalized borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended use and internal employment costs that are directly and exclusively related to the underlying asset. In case of operating leases where it is probable that the lease contract will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data centre freehold land	Not depreciated
Data centre buildings	15-30 years
Data centre infrastructure and equipment	5-20 years
Office equipment and other	3-15 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data center freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other is comprised of office leasehold improvements and office equipment consisting of furniture and computer equipment.

Intangible assets and goodwill

Intangible assets represent power grid rights, software and other intangible assets, and are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalized includes the cost of material, services and direct labor costs that are directly attributable to preparing the asset for its intended use.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives are reviewed annually.

The estimated useful lives are:

Power grid rights	10–15 years
Software	3–5 years
Other	3–12 years
Customer portfolio	20 years

Goodwill represents the goodwill related to business combinations, which is determined based on purchase price allocation. Goodwill is not being amortized, and subject to an annual impairment test.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the

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CONSOLIDATED FINANCIAL STATEMENTS

smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Considering the Company manages its data centers by country, and, given the data center campus-structures, the financial performance of data centers within a country is highly inter-dependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centers per country, unless specific circumstances would indicate that a single data center is a cash-generating unit.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss previously recognized on assets other than goodwill, is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group de-recognizes a borrowing when its contractual obligations are discharged, cancelled or expired.

As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognized in profit and loss.

Provisions

A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 26.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites can be sublet or partly sublet, management has taken account of the sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The finance lease obligations are presented as part of the long-term liabilities and, as far as amounts need to be repaid within one year, as part of current liabilities.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in the income statement, or capitalized during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met:

∎	the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

∎	the arrangement contains the right to use an asset.

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For leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either to (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10- to 15-year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease. Certain of our leases contain options to purchase the asset.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first is France, Germany, The Netherlands and the United Kingdom (the “Big4”), the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other. The Big4 and Rest of Europe are different segments as management believes that the Big4 countries represent the largest opportunities for Interxion, from market trends and growth perspective to drive the development of its communities of interest strategy within customer segments and the attraction of magnetic customers. As a result, over the past three years we have invested between 68% and 70% of our capital expenditure in the Big4 segment while revenue constituted an average of 64% of total revenue over the same period.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflow during the period to acquire property, plant and equipment, and intangible assets other than goodwill, during the period.

Adjusted EBITDA, Recurring revenue and Cash generated from operations, are additional indicators of our operating performance, and are not required by or presented in accordance with IFRS. We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

∎	Depreciation and amortization – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

∎	Share-based payments – primarily the fair value at the grant date to employees of equity awards, is recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

∎	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

∎	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

We believe Adjusted EBITDA, Recurring revenue and Cash generated from operations provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our 2017 Senior Secured Revolving Facility, our 2013 Super Senior Revolving Facility and our 6.00% Senior Secured Notes due 2020.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

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CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

Revenue is recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and, if necessary, applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenue and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognized based on customers’ usage.

Other services revenue, including managed services, connectivity and customer installation services including equipment sales are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature have a non-recurring character, are presented as Non-recurring revenues and are recognized on delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

Cost of sales consists mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

General and administrative costs

General and administrative costs are expensed as incurred and include amortization and depreciation expenses.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan, which are due more than 12 months after the end of the period in which the employees render the service, are discounted to their present value.

Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value.

Share-based payments

The long-term incentive plans enable Group employees to earn and/or acquire shares of the Group. The fair value at the grant date to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. Restricted shares are valued based on the market value at grant date. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest.

Finance income and expense

Finance expense includes interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognized at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

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Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse, or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes, penalties and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realized simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the basic earnings per share for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2017, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later point in time.

Effective date	New standard or amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture
January 1, 2018	IFRS 15 – Revenue from Contracts with Customers;
January 1, 2018	IFRS 9 – Financial Instruments;
January 1, 2018	Amendments to IFRS 2: Classification and measurement of share-based payment transactions;
January 1, 2019	IFRS 16 – Leases.

IFRS 9 – Financial instruments

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit and loss (“FVTPL”). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Based on its assessment, the Company does not believe that the new classification requirements will have a material impact on its accounting for financial instruments.

When implementing IFRS 9, the Company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement.

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CONSOLIDATED FINANCIAL STATEMENTS

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This standard specifies how and when revenue is recognized and includes enhanced disclosure requirements.

IFRS 15 replaces existing revenue recognition standards IAS 11 Construction Contracts and IAS 18 Revenue, and certain revenue-related interpretations. The Group will implement IFRS 15 using the modified retrospective method.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

We have completed our assessment of the impact of the adoption of IFRS 15 and concluded that the new standard will have no significant financial impact. This is due to the fact that we concluded that the services provided to our customers do meet the requirements to apply the series guidance under IFRS 15. Under the new standard, a series of distinct goods or services will be accounted for as a single performance obligation if they are substantially the same, have the same pattern of transfer and both of the following criteria are met:

(i)	each distinct good or service in the series represents a performance obligation that would be satisfied over time; and

(ii)	the entity would measure its progress towards satisfaction of the performance obligation using the same measure of progress for each distinct good or service in the series.

The principles in the new revenue standard are therefore applied to the single performance obligation as the series criteria are met, rather than the individual services that make up the single performance obligation. As a result, revenue is allocated to the relative standalone selling price of the series as one performance obligation, rather than to each distinct service within it.

We have determined that the measure of progress for the single performance obligation that best depicts the transfer of the services is the one-month (time) increment. By applying the series guidance on such basis Interxion revenues will be recognized on a monthly basis in line with the satisfaction of the monthly increment of service which is in line with current accounting for these revenues.

IFRS 16 – Leases

In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16 Leases, the new accounting standard for leases. The new standard is effective for annual periods beginning on or after January 1, 2019 and will replace IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. IFRS 16 has been endorsed by the EU in October 2017.

The new standard requires lessees to apply a single, on-balance sheet accounting model to all its leases, unless a lessee elects the recognition exemptions for short-term leases and/or leases of low-value assets. A lessee must recognize a right-of-use asset representing its right to use the underlying asset and a lease obligation representing its obligation to make lease payments. The standard permits a lessee to elect either a full retrospective or a modified retrospective transition approach.

The Company is investigating whether certain elements of its contracts with customers will be subject to lessor accounting under the requirements of IFRS 16. Generally, the impact on the income statement is that operating lease expenses will no longer be recognized. The impact of lease contracts on the consolidated income, which is currently part of the operating expenses, will be included in amortization (related to the right of use asset) and interest (related to the lease liability). As a result, key metrics such as operating profit and Adjusted EBITDA are likely to change significantly. Compared to current lease accounting, total expenses will be higher in the earlier years of a lease and lower in the later years. The impact on the consolidated statement of cash flows will be visible in higher Net cash flows from operating activities, since cash payments allocated to the repayment of the lease liability will be included in Net cash flow from financing activities.

We are in the process of assessing the impact of IFRS 16 on the consolidated financial statements. We are not yet in the position to conclude on this. However, based on the work we have done so far, based on current lease commitments of EUR 361 million (see note 24), this standard is likely to have a material impact on the measurement of assets and liabilities and on classifications in the Consolidated income statement and Consolidated statement of cash flows.

These new principles will be applied by Interxion from the annual reporting period starting on January 1, 2019. The Group has elected to apply the recognition exemptions that are allowed under the modified retrospective transition method.

We expect to be in a position to give more detail and an indication of potential impact during 2018.

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4. Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

∎	credit risk;

∎	liquidity risk;

∎	market risk;

∎	other price risks.

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 14% of revenues in 2017, for 13% of revenues in 2016, and for 11% in 2015.

Trade and other receivables

The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The makeup of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before it begins to trade with the Group. If customers are independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s standard terms require invoices for contracted services to be settled before the services are delivered. In addition to the standard terms, the Group provides service-fee holidays on long-term customer contracts, for which an accrued revenue balance is accounted. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or in service to the customer being suspended.

In 2017, 95% (2016: 95% and 2015: 94%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have been infrequent (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Loans given

The Group has given a USD 4.5 million convertible loan to Icolo Ltd, a start-up company that has set up a data center business in Kenya. Of this loan, USD 4.0 million was disbursed as at December 31, 2017

Bank counterparties

The Group has certain obligations under the terms of its Revolving Facility Agreements and Senior Secured Notes which limit disposal of surplus cash balances. The Group monitors its cash position, including counterparty and term risk, on a daily basis.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 25).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation or jeopardizing its future.

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The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which it does on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are made only once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 23).

Senior Secured Notes

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017, which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (Adjusted EBITDA to Finance Charges) to exceed 2.00 and a consolidated senior leverage ratio (Total Net Debt to Pro-forma EBITDA) not to exceed 4.00. In addition, the aggregate of any outstanding debt senior to our Senior Secured Notes should not exceed €100.0 million.

The obligations under the Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150.0 million aggregate principal amounted of 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

On April 14, 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on April 29, 2014, the “Additional Notes”). The net proceeds of the offering amounted to €155.3 million, net of offering fees and expenses of €2.1 million. The net proceeds include the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated July 3, 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Revolving Facility Agreements

2013 Super Senior Revolving Facility

On June 17, 2013, the Company entered into the Super Senior Revolving Facility Agreement.

On July 3, 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of the 2013 Super Senior Revolving Facility Agreement were satisfied. On July 31, 2017, the Company extended the maturity of the 2013 Super Senior Revolving Facility from July 3, 2018 to December 31, 2018.

As at December 31, 2017, the 2013 Super Senior Revolving Facility was undrawn

2017 Senior Secured Revolving Facility

On March 9, 2017, the Company entered into the 2017 Senior Secured Revolving Facility Agreement.

The Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the Senior Secured Revolving Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms therein. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On July 28, 2017, the Company amended the terms of the 2017 Senior Secured Revolving Facility to increase the amount available under the facility to €100.0 million and to add a second extension option to enable extension of the maturity of the 2017 Senior Secured Revolving Facility to December 31, 2018. The Company elected, as of March 1, 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility to September 9, 2018.

As at December 31, 2017, the 2017 Senior Secured Revolving Facility was fully drawn.

Covenants regarding Revolving Facility Agreements

The Revolving Facility Agreements also require the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge

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CONSOLIDATED FINANCIAL STATEMENTS

ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis) that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreements. As of December 31, 2017, the Company’s consolidated fixed charge ratio stood at 4.92 and the net debt ratio/consolidated senior leverage ratio stood at 3.60.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

Mortgages

On January 18, 2013, the Group completed two mortgage financings totaling €10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and by pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly installments in an aggregate amount of €167,000, commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. No financial covenants apply to this loan next to the repayment schedule.

On June 26, 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,330 of which the first quarterly instalment was paid on July 31, 2014, and a final repayment of €153,330, which is due on April 30, 2029. No financial covenants apply to this loan next to the repayment schedule.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the German real estate property owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first annual instalment was paid on September 30, 2016. The final repayment of €11,000,000 is due on September 30, 2020.

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CONSOLIDATED FINANCIAL STATEMENTS

No financial covenants apply to this loan in addition to the repayment schedule.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

On December 1, 2017, we renewed a €10.0 million mortgage financing entered into in 2012, which was secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The principal is to be repaid in annual instalments of €667,000 commencing December 2018, and a final repayment of €7,332,000 due on December 31, 2022. The mortgage has a variable interest rate based on higher of 0% and EURIBOR plus 225 basis points.

Further details are in the Borrowing section (see Note 20).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK, SEK and USD.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are euro denominated and the Company believes that the interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group, the functional currency of which is the euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issue of 6.00% Senior Secured Notes due 2020, the Group is not exposed to significant variable interest rate expense for borrowings.

On January 18, 2013, the Group completed two mortgage financings totaling €10.0 million. The loans are secured by mortgages, on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years.

On June 26, 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The mortgage loan has a variable interest rate based on EURIBOR plus 200 basis points.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V., and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

On December 1, 2017, we renewed our mortgage on the AMS6 data center property. The existing mortgage loan was repaid and replaced by a new five-year €10.0 million mortgage, bearing a floating interest rate per annum equal to EURIBOR (subject to a zero percent floor) plus an individual margin of 225 basis points. Interest is due quarterly in arrears.

As at December 31, 2017, on the 2013 Super Senior Revolving Facility the interest payable on EUR amounts drawn would be at the rate of (i) in relation to any EUR amount drawn, EURIBOR plus 350 basis points, (ii) in relation to any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) in relation to any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Super Senior Secured Revolving Facility was undrawn as at December 31, 2017.

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The 2017 Senior Secured Revolving Facility initially bears interest at a rate of EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date. This facility was fully drawn as at December 31, 2017.

Further details are in the Financial Instruments section (see Note 21).

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centers or churn in customer contracts, will negatively affect the Group’s income. Customers individually have short-term contracts that require notice before termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and is exposed to increases in power prices. It uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loans, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous 12 months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further Equipped space in new and existing data centers. Major capital expansion projects are not initiated unless the Company has access to adequate capital resources to complete the project, and the projects are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion.

There were no changes in the Group’s approach to capital management during the year.

5. Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

There are two segments: the first, The Big4, comprises France, Germany, The Netherlands and the United Kingdom; the second, Rest of Europe, comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses, and income tax assets and liabilities, are stated in Corporate and other.

The evaluation of the performance of the operating segments is primarily based on the measures of revenue and Adjusted EBITDA. Other information, except as noted below, provided to the Board of Directors is measured in a manner consistent with that in the financial statements.

The geographic information analyzes the Group’s revenues and non-current assets by country of domicile and other individually material countries. In presenting the geographic information, both revenue and assets excluding deferred tax assets and financial instruments are based on geographic location.

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CONSOLIDATED FINANCIAL STATEMENTS

	Revenues		Non-Current assets excluding deferred tax assets and financial instruments
	2017	2016	2015	2017	2016	2015
France	86,180	68,816	62,007	261,558	223,917	189,926
Germany	106,069	84,449	68,568	374,893	281,935	231,309
The Netherlands	80,411	70,678	65,225	373,390	286,604	235,270
United Kingdom	45,977	45,831	51,114	87,955	81,156	96,747
Other countries	170,665	152,014	139,646	350,624	316,644	272,771
Total	489,302	421,788	386,560	1,448,420	1,190,256	1,026,023

Information by segment, 2017	Big4	Rest of Europe	Subtotal	Corporate	Total
				and other
			(€’000)
Recurring revenue	302,346	160,170	462,516	—	462,516
Non-recurring revenue	16,291	10,495	26,786	—	26,786
Total revenue	318,637	170,665	489,302	—	489,302
Cost of sales	(119,931)	(57,810)	(177,741)	(12,730)	(190,471)
Gross profit/(loss)	198,706	112,855	311,561	(12,730)	298,831
Other income	97	—	97	—	97
Sales and marketing costs	(9,780)	(5,891)	(15,671)	(17,794)	(33,465)
General and administrative costs	(87,903)	(37,045)	(124,948)	(42,242)	(167,190)
Operating income	101,120	69,919	171,039	(72,766)	98,273
Net finance expense					(44,367)
Profit before taxation					53,906

Total assets	1,229,960	393,644	1,623,604	78,467	1,702,071
Total liabilities	267,751	77,505	345,256	760,087	1,105,343
Capital expenditures, including intangible assets(1)	(174,818)	(69,832)	(244,650)	(11,365)	(256,015)
Depreciation, amortisation and impairments	72,721	29,365	102,086	6,166	108,252
Adjusted EBITDA(2)	174,818	99,665	274,483	(53,522)	220,961

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Information by segment, 2016	Big4	Rest of Europe	Subtotal	Corporate	Total
				and other
			(€’000)
Recurring revenue	256,004	143,954	399,958	—	399,958
Non-recurring revenue	13,770	8,060	21,830	—	21,830
Total revenue	269,774	152,014	421,788	—	421,788
Cost of sales	(100,921)	(51,769)	(152,690)	(9,878)	(162,568)
Gross profit/(loss)	168,853	100,245	269,098	(9,878)	259,220
Other income	333	—	333	—	333
Sales and marketing costs	(8,390)	(5,209)	(13,599)	(16,342)	(29,941)
General and administrative costs	(73,238)	(32,632)	(105,870)	(32,687)	(138,557)
Operating income	87,558	62,404	149,962	(58,907)	91,055
Net finance expense					(36,269)
Profit before taxation					56,333

Total assets	990,406	363,444	1,353,850	128,815	1,482,665
Total liabilities	202,330	73,613	275,943	657,953	933,896
Capital expenditures, including intangible assets(1)	(170,707)	(69,650)	(240,357)	(10,521)	(250,878)
Depreciation, amortisation and impairments	60,128	25,371	85,499	4,336	89,835
Adjusted EBITDA(2)	148,191	88,195	236,386	(45,510)	190,876

Information by segment, 2015	Big4	Rest of Europe	Subtotal	Corporate	Total
				and other
			(€’000)
Recurring revenue	232,624	132,551	365,175	—	365,175
Non-recurring revenue	14,290	7,095	21,385	—	21,385
Total revenue	246,914	139,646	386,560	—	386,560
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)
Gross profit/(loss)	153,603	90,206	243,809	(8,862)	234,947
Other income	365	—	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(40,876)	(134,391)
Operating income	83,215	54,374	137,589	(43,962)	93,627
Net finance expense					(29,022)
Profit before taxation					64,605

Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortisation and impairments	50,317	23,688	74,005	4,224	78,229
Adjusted EBITDA(1)	134,328	78,868	213,196	(41,920)	171,276

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to adjusted EBITDA

Consolidated	2017	2016	2015
		(€’000)
Net income	39,067	38,336	46,680
Income tax expense	14,839	16,450	17,925
Profit before taxation	53,906	54,786	64,605
Finance income	(1,411)	(1,206)	(5,742)
Finance expense	45,778	37,475	34,764
Operating income	98,273	91,055	93,627
Depreciation, amortisation and impairment	108,252	89,835	78,229
Share-based payments	9,929	7,890	9,047
Increase/(decrease) in provision of onerous lease contracts(5)	—	—	(184)
M&A transaction break-fee income(3)	—	—	(20,923)
M&A transaction costs(4)	4,604	2,429	11,845
Income from sub-leases of unused data centre sites(6)	(97)	(95)	(365)
Increase/(decrease) in provision for site restoration(7)	—	(238)	—
Adjusted EBITDA (2)	220,961	190,876	171,276

Big4	2017	2016	2015
		(€’000)
Operating income	101,120	87,558	83,215
Depreciation, amortisation and impairment	72,721	60,128	50,317
Share-based payments	1,074	838	1,345
Increase/(decrease) in provision onerous lease contracts(5)	—	—	(184)
Income from sub-leases of unused data centre sites(6)	(97)	(95)	(365)
Increase/(decrease) in provision for site restoration(7)	—	(238)	—
Adjusted EBITDA(1)	174,818	148,191	134,328

Rest of Europe	2017	2016	2015
		(€’000)
Operating income	69,919	62,404	54,374
Depreciation, amortisation and impairment	29,365	25,371	23,688
Share-based payments	381	420	806
Adjusted EBITDA(2)	99,665	88,195	78,868

Corporate and other	2017	2016(i)	2015 (i)
		(€’000)
Operating income	(72,766)	(58,907)	(43,962)
Depreciation, amortisation and impairment	6,166	4,336	4,224
Share-based payments	8,474	6,632	6,896
M&A transaction break-fee income(3)	—	—	(20,923)
M&A transaction costs (4)	4,604	2,429	11,845
Adjusted EBITDA(1)	(53,522)	(45,510)	(41,920)

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Notes:

1)	Capital expenditure, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flow as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

2)	“Adjusted EBITDA” is a non-IFRS financial measure. See “Definitions” for more information on this measure, including why we believe that this supplemental measure is useful, and the limitations on the use of this supplemental measure.

3)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.

4)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
5)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. This item is treated as “General and administrative costs”.

6)	“Income from sub-leases of unused data center sites” represents the income on sub-lease of portions of unused data center sites to third parties. This income is treated as “Other income”.

7)	“Increase/(decrease) in provision for site restoration” represents income or expense related to the termination of data center sites. This item is treated as “Other income”.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

6. Revenue

Revenue consists of colocation revenue derived from the rendering of data centre services, which includes customer installation services and equipment sales.

7. General and administrative costs

The general and administrative costs consist of the following components:

	2017	2016(i)	2015(i)
		(€’000)
Depreciation, amortisation and impairments	108,252	89,835	78,229
Share-based payments	9,929	7,890	9,047
(Increase)/decrease in provision for onerous lease contracts	—	—	(184)
M&A transaction costs	4,604	2,429	11,845
Employee benefit expenses (excluding share-based payments)	16,918	16,279	16,395
Other general and administrative costs	27,487	22,124	19,059
	167,190	138,557	134,391

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

8. Employee benefit expenses

The Group employed an average of 638 employees (full-time equivalents) during 2017 (2016: 574 and 2015: 515). Costs incurred in respect of these employees were:

	2017	2016(i)	2015(i)
		(€’000)
Salaries and bonuses	50,580	44,556	42,333
Social security charges	8,147	7,113	6,780
Contributions to defined contribution pension plans	3,063	2,571	2,273
Other personnel-related costs	8,572	7,844	7,518
Share-based payments	9,929	7,890	9,047
	80,291	69,974	67,951

(i)Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

The following income statement line items include employee benefit expenses of:

	2017	2016(i)	2015(i)
		(€’000)
Costs of sales	31,877	26,539	24,930
Sales and marketing costs	21,567	19,274	17,580
General and administrative costs	26,847	24,161	25,441
	80,291	69,974	67,951

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

9. Finance income and expense

	2017	2016	2015
		(€’000)
Bond premium and fees in income	1,188	790	—
Bank and other interest	223	135	82
Profit from sale of financial asset	—	281	2,289
Net foreign currency exchange gain	—	—	923
Finance income	1,411	1,206	3,294
Interest expense on Senior Secured Notes, bank and other loans	(37,706)	(33,095)	(27,094)
Interest expense on finance leases	(3,667)	(1,750)	(3,139)
Interest expense on provision for onerous lease contracts	—	(16)	(115)
Other financial expenses	(2,707)	(1,765)	(1,968)
Net foreign currency exchanges loss	(1,698)	(849)	—
Finance expense	(45,778)	(37,475)	(32,316)
Net finance expense	(44,367)	(36,269)	(29,022)

In 2017 and 2016, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the impact of the Additional Notes issued in April 2016 and the amounts drawn under the 2013 Super Senior Revolving Facility and the 2017 Senior Secured Revolving Facility.

“Profit from sale of financial asset” reflects the profit realized in 2015 and 2016 on the sale of the Group’s shares in iStreamPlanet Co.

“Interest expense on finance leases” in 2016 was impacted by a €1.4 million adjustment reducing the finance lease obligations.

10. Income taxes

INCOME TAX EXPENSE

	2017	2016	2015
		(€’000)
Current taxes	(13,814)	(11,421)	(9,170)
Deferred taxes	(1,025)	(5,029)	(8,755)
Total income tax expense	(14,839)	(16,450)	(17,925)

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2017 (25% in 2016 and 2015) and the actual tax benefit/(expense) with an effective tax rate of 27.5% (30.0% in 2016 and 27.7% in 2015) is as follows:

	2017	2016(i)	2015(i)
		(€’000)
Net income	39,067	38,336	46,680
Income tax expense	14,839	16,450	17,925
Profit before taxation	53,906	54,786	64,605
Income tax using Company’s domestic tax rate	(13,477)	(13,697)	(16,151)
Effect of tax rates in foreign jurisdictions	(99)	(844)	(407)
Change in tax rate and legislation	554	367	548
Non-deductible expenses	(2,496)	(2,197)	(2,420)
Recognition of previously unrecognised tax losses	—	147	734
Prior year adjustments included in current year tax	201	(354)	211)
Other	478	128	(440)
Income tax expense	(14,839)	(16,450)	(17,925)

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

Recognised deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property,
	plant and
	equipment,	Provision		Tax loss
	and	onerous		carry-
	Intangibles	contracts	Other	forward	Total
			(€’000)
January 1, 2015	13,428	1,575	3,344	22,912	41,259
Recognized in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognised in equity	—	—	—	(1,224)	(1,224)
Effects of movements in exchange rates	11	—	—	221	232
December 31, 2015	12,581	484	2,323	18,356	33,744
Recognised in profit/(loss) for 2016	(348)	(484)	(562)	(3,071)	(4,465)
Recognised in equity	—	—	—	1,835	1,835
Effects of movements in exchange rates	1	—	1	(123)	(121)
December 31, 2016	12,234	—	1,762	16,997	30,993
Recognized in profit/(loss) for 2017	(1,119)	—	334	2,355	1,570
Recognised in equity	—	—	(37)	205	168
Acquisitions through business combinations	1,779	—	70	915	2,764
Effects of movements in exchange rates	(10)	—	(31)	(89)	(130)
December 31, 2017	12,884	—	2,098	20,383	35,365
Offset deferred tax liabilities	(6,045)	—	(1,608)	(3,242)	(10,895)
Net deferred tax assets/(liabilities)	6,839	—	490	17,141	24,470

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CONSOLIDATED FINANCIAL STATEMENTS

The movement in recognised deferred tax liabilities during the year is as follows:

	Property,
	plant and
	equipment,	Provision		Tax loss
	and	onerous		carry-
	Intangibles	contracts	Other	forward	Total
			(€’000)
January 1, 2015	(17,118)	—	(1,106)	—	(18,224)
Recognised in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)
December 31, 2015	(19,371)	—	(1,300)	—	(20,671)
Recognised in profit/(loss) for 2015	(508)	—	(56)	—	(564)
Effects of movements in exchange rates	984	—	—	—	984
December 31, 2016	(18,895)	—	(1,356)	—	(20,251)
Recognized in profit/(loss) for 2017	(2,900)	—	305	—	(2,595)
Acquisitions through business combinations	(9,569)	—	—	—	(9,569)
Effects of movements in exchange rates	184	—	—	—	184
December 31, 2017	(31,180)	—	(1,051)	—	(32,231)
Offset deferred tax assets	6,045	—	1,608	3,242	10,895
Net deferred tax assets/(liabilities)	(25,135)	—	557	3,242	(21,336)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2017	2016	2015
		(€’000)
Deductible temporary differences - net	—	—	34
Tax losses	—	—	180
	—	—	214
The accumulated recognized and unrecognized tax losses expire as follows:
	2017	2016	2015
		(€’000)
Within one year	—	—	2,683
Between 1 and 5 years	25,352	3,517	3,490
After 5 years	35,164	28,146	25,817
Unlimited	27,748	47,081	57,721
	88,264	78,744	89,711

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CONSOLIDATED FINANCIAL STATEMENTS

11. Property, plant and equipment

	Freehold	Infrastructure	Assets	Total	Office
	land and	and	under	data centre	equipment
	buildings	equipment	construction	assets	and other	Total
	(€’000)
Cost:
As at January 1, 2017	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Additions	28,712	83,216	160,004	271,932	8,765	280,697
Acquisitions through business combinations	5,440	11,272	—	16,712	109	16,821
Exchange differences	(1)	(11,181)	(1,020)	(12,202)	(510)	(12,712)
Disposals	—	(2,045)	—	(2,045)	(60)	(2,105)
Transfers	17,143	137,207	(154,350)	—	—	—
As at December 31, 2017	227,715	1,534,440	116,437	1,878,592	55,065	1,933,657
Accumulated depreciation and impairment:
As at January 1, 2017	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Depreciation	(4,861)	(91,912)	—	(96,773)	(6,812)	(103,585)
Exchange differences	—	5,050	—	5,050	333	5,383
Disposals	—	1,881	—	1,881	60	1,941
As at December 31, 2017	(21,098)	(537,035)	—	(558,133)	(33,053)	(591,186)
Carrying amount as at December 31, 2017	206,617	997,405	116,437	1,320,459	22,012	1,342,471
Cost:
As at January 1, 2016	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Additions	—	64,369	184,603	248,972	9,274	258,246
Exchange differences	6	(17,010)	(2,454)	(19,458)	(501)	(19,959)
Disposals	—	(5,801)	—	(5,801)	(231)	(6,032)
Transfers	1,480	146,530	(148,010)	—	—	—
As at December 31, 2016	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Accumulated depreciation and impairment:
As at January 1, 2016	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Depreciation	(3,584)	(78,680)	—	(82,264)	(5,302)	(87,566)
Exchange differences	(1)	5,920	—	5,919	319	6,238
Disposals	—	5,801	—	5,801	231	6,032
As at December 31, 2016	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Carrying amount as at December 31, 2016	160,184	863,917	111,803	1,135,904	20,127	1,156,031
Cost:
As at January 1, 2015	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Additions	6,437	13,113	140,637	160,187	8,404	168,591
Exchange differences	(7)	14,889	966	15,848	537	16,385
Disposals	—	(1,221)	—	(1,221)	(673)	(1,894)
Transfers	—	138,697	(138,697)	—	—	—
As at December 31, 2015	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Accumulated depreciation and impairment:
As at 1 January 2015	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Depreciation	(3,382)	(67,561)	—	(70,943)	(4,333)	(75,276)
Exchange differences	—	(5,332)	—	(5,332)	(321)	(5,653)
Disposals	—	1,080	—	1,080	655	1,735
As at December 31, 2015	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Carrying amount as at December 31, 2015	162,283	742,788	77,664	982,735	16,337	999,072

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CONSOLIDATED FINANCIAL STATEMENTS

In December 2017, the Group completed a transaction to purchase approximately 22,000 sqm of land in close proximity to the AMS8 datacenter. As at December 31, 2017, the carrying value of the land amounted to €14.8 million.

In October 2017, the Group completed a transaction to purchase a parcel of land in Frankfurt, Germany. As at December 31, 2017, the carrying value of the land amounted to €10.7 million.

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As at December 31, 2017, the carrying value of the building amounted to €16.8 million.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, the lease is reported as a financial lease. Per December 31, 2017, the carrying amount of the land amounted to €20.9 million.

As at December 31, 2017, the carrying value of freehold land included in the category “Freehold land and buildings” amounted to €104.6 million (2016: €76.9 million; 2015: €76.9 million).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2017, properties with a carrying value of €102.9 million (2016: €90.2 million; 2015: €71.8 million) were subject to a registered debenture to secure mortgages (see Note 20). At December 31, 2017, properties with a carrying value of €50.2 million (2016: €51.3 million and 2015: €33.9 million) were subject to a finance lease agreement (see Note 20).

Capitalized interest relating to borrowing costs for 2017 amounted to €3.1 million (2016: €3.4 million; 2015: €2.6 million). The cash effect of the interest capitalized for 2017 amounted to €3.9 million, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2016: €2.2 million; 2015: €3.6 million).

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CONSOLIDATED FINANCIAL STATEMENTS

12. Intangible assets

The components of intangible assets are as follows:

	Power grid	Software	Goodwill	Customer	Other	Total
	rights			Portfolio
	(€’000)
Cost:
As at January 1, 2017	18,582	21,519	—	—	2,165	42,266
Additions	3,466	5,326	—	—	—	8,792
Acquisitions through business combinations	—	—	38,900	28,005	—	66,905
Exchange differences	(228)	(35)	—	—	—	(263)
Disposals	—	—	—	—	—	—
As at December 31, 2017	21,820	26,810	38,900	28,005	2,165	117,700
Accumulated amortization and impairment:
As at 1 January 2016	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Amortisation	(773)	(2,619)	—	(1,167)	(108)	(4,667)
Exchange differences	—	32	—	—	—	32
Disposals	—	—	—	—	—	—
As at December 31, 2017	(3,005)	(12,403)	—	(1,167)	(1,632)	(18,207)
Carrying amount as at December 31, 2017	18,815	14,407	38,900	26,838	533	99,493
Cost:
As at 1 January 2016	16,091	16,322	—	—	2,165	34,578
Additions	3,647	5,282	—	—	—	8,929
Exchange differences	(1,156)	(85)	—	—	—	(1,241)
Disposals	—	—	—	—	—	—
As at December 31, 2016	18,582	21,519	—	—	2,165	42,266
Accumulated amortization and impairment:
As at 1 January 2016	(1,688)	(8,285)	—	—	(1,411)	(11,384)
Amortisation	(544)	(1,612)	—	—	(113)	(2,269)
Exchange differences	—	81	—	—	—	81
Disposals	—	—	—	—	—	—
As at December 31, 2016	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Carrying amount as at 31 December 2016	16,350	11,703	—	—	641	28,694
Cost:
As at 1 January 2015	12,833	13,039	—	—	2,165	28,037
Additions	2,792	3,733	—	—	—	6,525
Exchange differences	466	43	—	—	—	509
Disposals	—	(493)	—	—	—	(493)
As at December 31, 2015	16,091	16,322	—	—	2,165	34,578
Accumulated amortization and impairment:
As at 1 January 2015	(1,297)	(6,447)	—	—	(1,297)	(9,041)
Amortisation	(391)	(2,290)	—	(—	114)	(2,795)
Exchange differences	—	(41)	—	—	—	(41)
Disposals	—	493	—	—	—	493
As at December 31, 2015	(1,688)	(8,285)	—	—	(1,411)	(11,384)
Carrying amount as at December 31, 2015	14,403	8,037	—	—	754	23,194

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

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CONSOLIDATED FINANCIAL STATEMENTS

Impairment test on goodwill

The goodwill addition during the year relates to the acquisition of Interxion Science Park in February 2017 (see note 23 – Business Combinations). This business is being integrated in the Dutch operating company and is as such considered part of the Dutch cash generating unit (CGU). As such, the annual impairment test on acquisition goodwill is carried out on this CGU in October of each year.

The recoverable amount of the Dutch CGU was based on value in use, estimated using discounted cash flows.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

	2017	2016 (€’000)	2015
Percentages
Discount rate (pre-tax)	8.2%	n/a	n/a
Terminal value growth rate	1.1%	n/a	n/a
Budgeted Adjusted EBITDA growth rate throughout the forecast	0.0%	n/a	n/a

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 20% at a market interest rate of 3.8%.

The cash flow projections included specific estimates for 2018 and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate.

The budgeted Adjusted EBITDA for 2018 and in steady state was based on expectations of future outcomes taking into account past experience.

13. Other investments

The other investments represent a USD 4.5 million convertible loan given by Interxion Participation 1 B.V. to Icolo Ltd, of which USD 4.0 million was disbursed as at December 31, 2017. Interxion has the option to convert the loan into equity on the maturity date or upon the occurrence of an enforcement event. As at December 31, 2017 the fair value of the conversion option is deemed nil.

14. Trade and other (non-) current assets

	2017	2016 (€’000)	2015
Non-current
Data-centre-related prepaid expenses	2,708	3,507	2,834
Rental and other supplier deposits	3,736	3,056	2,929
Deferred setup cost	2,806	1,502	—
Deferred financing costs	—	142	422
Deferred rent related stamp duties	895	379	501
Other non-current assets	3,529	3,328	4,466
	13,674	11,914	11,152

Current
Trade receivables – net (Note 21)	113,518	91,451	79,128
Taxes receivable	12,415	5,416	5,716
Accrued revenue	36,575	34,560	39,442
Prepaid expenses and other current assets	17,278	16,394	17,650
	179,786	147,821	141,936

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CONSOLIDATED FINANCIAL STATEMENTS

Accrued revenue relates to service-fee holidays provided in relation to our long-term customer contracts. As at December 31, 2017, €18.7 million of the accrued revenue balance will not be realized within 12 months.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

As at December 31, 2017, other current and non-current assets include €4.1 million cash held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies (2016: €3.7 million; 2015: €4.9 million). Since 2016, the cash held as collateral is presented as other current and non-current assets. Comparative figures for 2015 have been adjusted accordingly.

15. Cash and cash equivalents and short-term investments

Cash and cash equivalents are at free disposal of the Company. Since 2016, the cash held as collateral is presented as other current and non-current assets.

16. Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2017	2016 (In thousands of shares)	2015
As at January 1,	70,603	69,919	69,317
Issue / conversion of share	812	684	602
On issue as at December 31,	71,415	70,603	69,919

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2017, a total of approximately 0.8 million (2016: 0.5 million, 2015: 0.4 million) options were exercised and restricted and performance shares were vested.

At December 31, 2017, 2016 and 2015, the authorised share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

17. Earnings per share

Profit attributable to ordinary shareholders

	2017	2016(i) (€’000)	2015(i)
Profit attributable to ordinary shareholders	39,067	38,336	46,680

Basic earnings per share

The calculation of basic earnings per share at December 31, 2017, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year ended December 31, 2017, of 71,089,000 (for the years; 2016: 70,349,000 and 2015: 69,579,000). Profit is attributable to ordinary shareholders on an equal basis.

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2017, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended December 31, 2017, of 71,521,000 (for the years; 2016: 71,213,000 and 2015: 70,474,000).

Weighted average number of ordinary shares

	2017	2016(i)	2015(i)

		(in thousands of shares)
Weighted average number of ordinary shares at December 31	71,089	70,349	69,579
Dilution effect of share options, restricted and performance shares on issue	432	864	895
Weighted average number of ordinary (diluted) at December 31	71,521	71,213	70,474

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

18. Trade payables and other liabilities

	2017	2016 (€’000)	2015
Non-current
Deferred revenue	7,557	6,282	5,272
Other non-current liabilities	7,523	5,436	6,777
	15,080	11,718	12,049
Current
Trade payables	47,489	23,076	25,045
Tax and social security	9,357	6,528	9,439
Customer deposits	20,878	20,671	21,208
Deferred revenue	73,262	63,974	60,700
Accrued expenses	78,770	57,043	46,103
Other current liabilities	122	107	134
	229,878	171,399	162,629

Trade payables include €28.8 million (2016: €10.6 million; 2015: €15.0 million) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2017	2016 (€’000)	2015
Data-centre-related costs	36,805	18,752	11,788
Personnel and related costs	13,273	12,261	11,709
Professional services	2,486	1,871	2,246
Customer implementation and related costs	4,492	3,081	3,346
Financing-related costs	17,909	17,498	13,454
Other	3,805	3,580	3,560
	78,770	57,043	46,103

As at December 31, 2017, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

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CONSOLIDATED FINANCIAL STATEMENTS

19. Provision for onerous lease contracts

The provision for onerous lease contracts related to two unused data center sites in Germany. These lease contracts terminated in 2016.

The provision was calculated based on the discounted future contracted payments net of any sublease revenues

	2017	2016 (€’000)	2015
As at 1 January	—	1,517	4,934
Increase/(decrease) in provision	—	—	(184)
Unwinding of discount	—	16	115
Utilisation of provision	—	(1,533)	(3,348)
As at 31 December	—	—	1,517
Non-current	—	—	—
Current	—	—	1,517
	—	—	1,517

Discounted estimated future losses were calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

20. Borrowings

	2017	2016 (€’000)	2015
Non-current
Senior Secured Notes 6.0%, due 2020	628,141	629,327	475,503
Mortgages	45,386	43,508	40,727
Finance lease liabilities	50,525	51,140	34,582
	724,052	723,975	550,812
Current
Mortgages	8,254	10,904	3,346
Finance lease liabilities	602	578	—
2017 Senior Secured Revolving Facility	99,904	—	—
Other loans	—	—	1,605
	108,760	11,482	4,951
Total borrowings	832,812	735,457	555,763

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2017 was €625.0 million (2016: €625.0 million and 2015: €475.0 million).

The face value of the mortgages amounted to €54.3 million as at December 31, 2017 (2016: €55.2 million and 2014: €44.6 million).

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CONSOLIDATED FINANCIAL STATEMENTS

Senior Secured Notes and bank borrowings

Mortgages

In January 2013, the Group completed two mortgage financings totaling €10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years.

In June 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014, and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

In April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data center property in Zaventhem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,550, of which the first quarterly instalment was paid on July 31, 2014, and a final repayment is due on April 30, 2029.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first annual instalment was paid on September 30, 2016, and a final repayment of €11,000,000 which is due on September 30, 2020.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

On December 1, 2017, we renewed a €10.0 million mortgage financing entered into in 2012, which was secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The principal is to be repaid in annual instalments of €667,000 commencing December, 2018, and a final repayment of €7,332,000 due on December 31, 2022. The mortgage has a variable interest rate based on higher of 0% and EURIBOR plus 225 basis points.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facilities.

Senior Secured Notes due 2020

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all the €260.0 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260.0 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325.0 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The obligations under the €325.0 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional notes at a premium of 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture

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CONSOLIDATED FINANCIAL STATEMENTS

pursuant to which, on July 3, 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

On April 14, 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on April 29, 2014, the “Additional Notes”). The net proceeds of the offering amounted to approximately €155.3 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated July 3, 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company may redeem all or part of the €625.0 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional redemption

At any time after July 15, 2016 and before maturity, upon not less than ten and not more than 60 days’ notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set out below.

Year	Redemption price
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Change of control

If, at any time, directly or indirectly, a beneficial owner becomes owner of more than 50% of the total voting power of the voting stock of the Company, a change of control occurs. The Company shall then make an offer to each holder of the Senior Secured Notes to purchase each holder’s Senior Secured Notes, in whole or in part, in a principal amount of €100,000, or in integral multiples of €1,000, in excess thereof at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Revolving Facility Agreements

2013 Super Senior Revolving Facility Agreement

On June 17, 2013, the Company entered into the 2013 Super Senior Revolving Facility Agreement.

On July 3, 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of the 2013 Super Senior Revolving Facility Agreement were satisfied. On July 31, 2017, the Company extended the maturity of the 2013 Super Senior Revolving Facility from July 3, 2018 to December 31, 2018.

As at December 31, 2017, the 2013 Super Senior Revolving Facility was undrawn.

2017 Senior Secured Revolving Facility Agreement

On March 9, 2017, the Company entered into the 2017 Senior Secured Revolving Facility Agreement.

The 2017 Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the 2017 Senior Secured Revolving Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms therein. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On July 28, 2017, the Company amended the terms of the 2017 Senior Secured Revolving Facility Agreement to increase the amount available under the facility to €100.0 million and to add a second extension option to enable extension of the maturity of the 2017 Senior Secured Revolving Facility to December 31, 2018. The Company elected, as of March 1, 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility to September 9, 2018.

As at December 31, 2017, the 2017 Senior Secured Revolving Facility was fully drawn.

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CONSOLIDATED FINANCIAL STATEMENTS

Covenants regarding Revolving Facility Agreements

The Revolving Facility Agreements also require the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis) that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

Change of control or sale of assets

If, there is a sale of all or substantially all the assets of the Group whether in a single transaction or a series of related transactions, or a change of control that any beneficial owner gains control of the Company, then a lender under each of the Revolving Facility Agreements shall not be obliged to fund a loan to the Company.

In addition, if within 30 days of the Company notifying the applicable agent under the relevant Revolving Facility Agreement of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the applicable Revolving Facility Agreement as a result of that event, such lender’s commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within 10 business days of the date on which the relevant lender notifies the applicable agent thereunder, unless the Company replaces such lender within such 10 business day period.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to cash flow statement

The reconciliation of movements of liabilities to cash flows arising from financing activities is set out below:

	Senior Secured Notes	Mortgages	Finance lease liabilities	Senior Revolving Facility	Share capital	Share premium	Foreign currency translation	Hedging Reserve	Accumulated profit/ (deficit)	Total
					(€’000)
Balance as at January 1, 2017	629,327	54,412	51,718	—	7,060	519,604	9,988	(243)	12,360	1,284,226
Changes from financing cash flows
Proceeds from exercised options	—	—	—	—	55	6,914	—	—	—	6,969
Proceeds from mortgages	—	9,950	—	—	—	—	—	—	—	9,950
Repayment of mortgages	—	(10,848)	—	—	—	—	—	—	—	(10,848)
Proceeds from Revolving Facilities	—	—	—	129,521	—	—	—	—	—	129,521
Repayment of Revolving Facilities	—	—	—	(30,000)	—	—	—	—	—	(30,000)
Finance lease obligation	—	—	(995)	—	—	—	—	—	—	(995)
Total changes from financing cash flows	—	(898)	(995)	99,521	55	6,914	—	—	—	104,597

Other changes
Liability-related
Amortized borrowing costs	(1,186)	126	—	383	—	—	—	—	—	(677)
Interest expense	—	—	404	—	—	—	—	—	—	404
Total liability-related	(1,186)	126	404	383	—	—	—	—	—	(273)
Total equity-related other changes	—	—	—	—	26	5,724	(7,040)	74	42,206	40,990
Balance as at December 31, 2017	628,141	53,640	51,127	99,904	7,141	532,242	2,948	(169)	54,566	1,429,540

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes, the 2013 Super Senior Revolving Facility, the 2017 Senior Secured Revolving Facility and Mortgages are set out below:

	2017	2016 (€’000)	2015
Within one year	104,400	7,332	—
Between 1 and 5 years	648,000	643,800	503,199
Over 5 years	26,916	29,107	16,447
	779,316	680,239	519,646

The Group has the following undrawn bank borrowing facilities:

	2017	2016 (€’000)	2015
Expiring within one year	100,000	—	—
Expiring between 1 and 5 years	—	100,000	100,000
	100,000	100,000	100,000

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CONSOLIDATED FINANCIAL STATEMENTS

Covenants

The Revolving Facility Agreements contain various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

∎	create certain liens;

∎	incur debt and/or guarantees;

∎	enter into transactions other than at arm’s-length basis;

∎	pay dividends or make certain distributions or payments;

∎	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement;

∎	sell certain kinds of assets;

∎	enter into any sale and leaseback transactions;

∎	make certain investments or other types of restricted payments;

∎	substantially change the nature of the Company or the Group’s business;;

∎	designate unrestricted subsidiaries; and

∎	effect mergers, consolidations or sale of assets.

Our Revolving Facility Agreements also require us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a continuing default under our Revolving Facilities Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreements.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement. Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

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CONSOLIDATED FINANCIAL STATEMENTS

incur debt;

∎	enter into certain transactions with, or for the benefit of, an affiliate;

∎	create or incur certain liens;

∎	incur changes in control;

∎	pay dividends or make certain distributions or payments;

∎	engage in any business activity not authorised by the Indenture;

∎	sell certain kinds of assets;

∎	impair any security interest on the assets serving as collateral for the Notes;

∎	enter into any sale and leaseback transaction;

∎	make certain investments or other types of restricted payments;

∎	designate unrestricted subsidiaries;

∎	effect mergers, consolidations or sale of assets; and

∎	guarantees certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed-charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00. The breach of any of these covenants by the Company could result in a default under the Indenture. Interxion remained in full compliance with all its covenants. The Company’s consolidated fixed charge ratio stood at 4.92 (2016: 4.51; 2015: 5.14) and both the net debt ratio and the leverage ratio financial covenant stood at 3.60 (2016: 3.26; 2015: 2.94).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2017	2016 (€’000)	2015
Gross lease liabilities:
Within one year	4,389	4,346	2,990
Between 1 and 5 years	29,625	31,904	30,230
More than 5 years	36,478	39,144	20,024
	70,492	75,394	53,244

Interest
Within one year	3,693	3,898	3,374
Between 1 and 5 years	10,218	11,897	11,129
More than 5 years	5,454	7,881	4,159
	19,365	23,676	18,662

Present value of minimum lease payments
Within one year	696	448	(384)
Between 1 and 5 years	19,407	20,007	19,101
More than 5 years	31,024	31,263	15,865
Present value of minimum lease payments	51,127	51,718	34,582

In September 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a finance lease. As at December 31, 2017, the carrying value of the building amounted to €16.8 million.

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CONSOLIDATED FINANCIAL STATEMENTS

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 22, 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5.8 million, the carrying value of the building amounted to €6.7 million. The actual legal transfer of ownership will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20.9 million.

Other loans

Until 2016, the Group had a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bore interest at 6% per annum and was repaid in 2016. As at December 31, 2015, the balance of the landlord loan was €1.6 million.

21. Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The total balance exposed to credit risk at the reporting date was:

	2017	2016 (€’000)	2015
Trade receivables	113,518	91,451	79,128
Accrued revenue	36,575	34,560	39,442
Rental and other supplier deposits	3,736	3,056	2,929
Other investments	3,693	1,942	—
Restricted cash	4,053	3,729	4,868
Cash and cash equivalents	38,484	115,893	53,686
	200,059	250,631	180,053

The Group seeks to minimize the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The Group seeks to minimize the credit risk related to customers by analyzing new customers individually for creditworthiness before it begins to trade. If customers are independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 16% of the €200.1 million total balance exposed to credit risk as at December 31, 2017.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 19% of the total balance exposed to credit risk as at December 31, 2017.

The maximum credit exposure on the trade receivables is reduced by the deferred revenue balance of €80.8 million, as presented in Note 18 (2016: €70.3 million and 2015: €66.0 million).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2017	2016 (€’000)	2015
UK, France, Germany and The Netherlands	88,634	71,099	62,448
Rest of Europe	23,995	19,807	16,246
Corporate	889	545	434
	113,518	91,451	79,128

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CONSOLIDATED FINANCIAL STATEMENTS

The ageing of trade receivables as at the reporting date was:

	2017		2016		2015
	Gross	Allowance	Gross	Allowance	Gross	Allowance
			(€’000)
Not past due	88,530	—	69,771	—	66,016	—
Past due 1–30 days	9,448	—	12,027	—	7,569	—
Past due 31–120 days	13,111	39	7,329	8	3,589	20
Past due 121 days–1 year	2,295	223	2,358	234	1,797	111
More than 1 year	725	329	324	116	349	61
	114,109	591	91,809	358	79,320	192

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:
	2017	2016 (€’000)	2015
Balance as at January 1,	358	192	273
Impairment loss recognised	316	285	144
Write-offs	(83)	(119)	(225)
Balance as at December 31,	591	358	192

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

	Carrying amount	Contractual cash flows (€’000)	Less than 1 year	Between 1-5 years	More than 5 years
December 31, 2017
Financial liabilities
Senior Secured Notes	628,141	737,500	37,500	700,000	—
Finance lease liabilities	51,127	70,492	4,389	29,625	36,478
Mortgages	53,640	59,684	9,380	33,149	17,155
2017 Senior Secured Revolving Facility	100,000	100,000	100,000
Trade and other payables(1)	145,412	145,412	145,225	26	161
	978,320	1,113,088	296,494	762,800	53,794

December 31, 2016

Financial liabilities
Senior Secured Notes	629,327	775,000	37,500	737,500	—
Finance lease liabilities	51,718	75,394	4,346	31,904	39,144
Mortgages	54,412	60,792	12,137	28,980	19,675
Trade and other payables(1)	95,803	95,803	95,624	26	153
	831,260	1,006,989	149,607	798,410	58,972

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CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015	Carrying amount	Contractual cash flows	Less than 1 year	Between 1-5 years	More than 5 years
		(€’000)
Financial liabilities
Senior Secured Notes	475,503	617,500	28,500	589,000	—
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	—	—
Trade and other payables(1)	89,743	89,743	89,743	—	—
	645,506	811,864	127,328	653,350	31,186

Notes:—

(1)	The carrying amount excludes accrued interest on Senior Secured Notes and mortgages, deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

		Average rate (EUR)		Report date mid-spot rate (EUR)
	2017	2016	2015	2017	2016	2015

GBP 1	1.141	1.220	1.379	1.126	1.167	1.357
CHF 1	0.897	0.918	0.937	0.855	0.931	0.923
DKK 1	0.134	0.134	0.134	0.134	0.135	0.134
SEK 1	0.104	0.106	0.107	0.102	0.104	0.109

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at 31 December, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2015 and 2014.

	Equity		Profit or loss
		(€’000)
December 31, 2017
GBP	(5,148)		(1,712)
CHF	(4,755)		(148)
DKK	(2,512)		(246)
SEK	(1,348)		(196)

December 31, 2016
GBP	(3,490)		(127)
CHF	(4,990)		(186)
DKK	(2,268)		(211)
SEK	(1,179)		38

December 31, 2015
GBP	(3,848)		(1,290)
CHF	(4,757)		(148)
DKK	(2,042)		(186)
SEK	(356)		(137)

A 10% weakening of the euro against the above currencies at December 31, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

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CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount

	2017	2016 (€’000)	2015
Fixed-rate instrument
Senior Secured Notes	628,141	629,327	475,503
Finance lease liabilities	51,127	51,718	34,582
Mortgages	4,927	5,400	5,870
Other loans	—	—	1,605
	684,195	686,445	517,560
Variable-rate instruments
Mortgages	48,713	49,012	38,203
2017 Senior Secured Revolving Facility	99,904	—	—
	148,617	49,012	38,203
	832,812	735,457	555,763

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years, which has been reflected in the table above.

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss and does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. A change in interest rates at the end of the reporting period would, therefore, not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant.

	Profit or loss			Equity
	100 bp increase	100 bp decrease		100 bp increase	100 bp decrease
			(€’000)
December 31, 2017
Variable-rate instruments	(1,021)	1,021		(76)	76

December 31, 2016
Variable-rate instruments	(478)	478		(84)	84

December 31, 2015
Variable-rate instruments	(261)	261		(91)	91

Fair values and hierarchy

Fair values versus carrying amounts

As at December 31, 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 103.552 (2016: 105.045 and 2015: 105.780). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €647.0 million, compared with their nominal value of €625.0 million. As at December 31, 2016, the value of the notes was €657.0 million compared with a nominal value of €625.0 million. As at December 31, 2015 the value of the notes was €502.0 million compared with a nominal value of €475 million.

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CONSOLIDATED FINANCIAL STATEMENTS

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. In addition, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As at December 31, 2017, the fair value of all mortgages was equal to their carrying amount of €53.6 million. As of December 31, 2017, the fair value of the financial lease liabilities was €54.3 million compared with its carrying amount of €51.1 million.

As at December 31, 2017, the fair value of the conversion option in the convertible loan to Icolo Ltd., was deemed nil.

Fair value hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair-value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair-value of an asset or a liability fall into different levels of the fair-value hierarchy, then the fair-value measurement is categorized in its entirety at the same level of the fair-value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair-value hierarchy at the end of the reporting period during which the change has occurred.

The values of the instruments are:

	Carrying value		Fair value

		Level 1	Level 2	Level 3
			(€’000)
December 31, 2017
Senior secured notes 6.00% due 2020	(628,141)	(647,000)	—	—
2017 Senior Secured Revolving Facility	(99,904)	—	(99,904)	—
Finance leases	(51,127)	—	(54,282)	—
Mortgages	(53,640)	—	(53,640)	—
Other investments
Interest rate swap	(255)	—	(255)	—
Conversion option	0	—	—	0

December 31, 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Other investments
Interest rate swap	(367)	—	(367)	—
Conversion option	—	—	—	—

December 31, 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

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CONSOLIDATED FINANCIAL STATEMENTS

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents the conversion option embedded in a USD 4.5 million convertible loan (mentioned in the hierarchy table as ‘Other investments’) provided by Interxion Participation 1 B.V, of which USD 4.0 million was disbursed as at December 31, 2017. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The value of the embedded conversion option was deemed nil as at December 31, 2017.

Capital management

The Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital based on a ratio calculated as Total liabilities minus Cash and cash equivalents, divided by Shareholder’s equity:

	2017	2016 (€’000)	2015
Net debt
Total liabilities	1,105,343	933,896	744,647
Less: cash	(38,484)	(115,893)	(53,686)
	1,066,859	818,003	690,961
Equity
Total equity	596,728	548,769	507,417
Net debt to equity ratio	1.79	1.49	1.36

22. Share-based payments

Summary of outstanding options and restricted shares as of December 31, 2017

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price (in $)	Outstanding (in thousands)	Exercisable (in thousands)
2011	Senior employees	13.00-14.65	88	88
2012	Senior employees	20.50	1	1
2013	Senior employees	10.00-15.00	4	4
2014	Senior employees	17.50	82	77
2015	Senior employees	24.60-27.26	59	32
2016	Senior employees	27.14-34.00	74	26
2017	Senior employees	35.60-45.84	22	—
	Total share options		330	228

Share options granted from 2011, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors, and certain employees have an accelerated vesting term.

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CONSOLIDATED FINANCIAL STATEMENTS

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2017	2016	2015	2017	2016	2015
Outstanding at January 1,	—	—	7.19	—	14	14
Granted	—	—	—	—	—	—
Exercised	—	—	7.19	—	—	(14)
Expired	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding – December 31,	—	—	—	—	—	—
Exercisable – December 31,	—	—	—	—	—	—

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with U.S. dollar exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2017	2016	2015	2017	2016	2015
Outstanding at January 1,	16.70	14.98	14.35	865	1,264	1,641
Granted	37.91	31.20	25.17	30	94	90
Exercised	14.13	14.90	14.23	(550)	(479)	(423)
Expired	—	—	—	—	—	—
Forfeited	30.67	20.49	19.29	(15)	(14)	(44)
Outstanding – December 31,	22.30	16.70	14.98	330	865	1,264
Exercisable – December 31,	18.34	14.22	14.24	228	689	1,030

The options outstanding at December 31, 2017 have a weighted average remaining contractual life of 4.4 years (2016: 3.9 years and 2015: 4.2 years).

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled because two Non-executive Directors resigned before vesting. The remaining 5,988 restricted shares vested as at June 30, 2015 and were issued and transferred to the Non-executive Directors in July 2015.

On June 30, 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the Interxion Holding N.V. 2013 Amended International Equity Based Incentive Plan (the “2013 Option Plan”) to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

On June 24, 2016, the Annual General Meeting of Shareholders approved the award of restricted shares, equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan, to each of our Non-executive Directors (1,234 restricted shares each) for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting. A total of 4,936 restricted shares were granted.

On June 30, 2017, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (996 restricted shares each) for their services to be provided for the period between the 2017 Annual General Meeting and the 2018 Annual General Meeting. A total of 3,984 restricted shares were granted.

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CONSOLIDATED FINANCIAL STATEMENTS

2015 Performance Share Awards

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2015 and the Company’s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from January 1, 2015 to December 31, 2015, was approved by the Board of Directors in February 2016.

With regard to the Executive Director, the first 50% (38,286 performance shares) of the initial award was approved at the 2016 Annual General Meeting. Of these shares, 19,143 performance shares of the initial award vested on approval but were locked up until December 31, 2016 and 19,143 performance shares vested on January 1, 2017.

With retroactive effect, all performance shares from the 2015 conditional performance share award of our Executive Director that were unvested at the time of the adoption of the 2017 Plan on May 13, 2017, are deemed to have been awarded under the terms and conditions of the 2017 Plan. As a result, 50% of the original 2015 conditional performance share award, 34,320 shares, is subject to the terms of the 2017 Plan. In accordance with the rules of the plan, the shares are subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017.

Based on the Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017, a final performance share award of 60,060 shares has been earned and approved by the Board in April 2018. The final performance share award is subject to shareholder approval at the Annual General Meeting in 2018. Should the final performance share award be approved, the shares will vest in two equal instalments. The first instalment of 30,030 shares (50% of the final performance share award) will vest upon approval at the Annual General Meeting, the second instalment of 30,030 shares (50% of the final performance share award) will vest on January 1, 2019.

With regard to key members of management, the first 50% of the initial award (36,514 performance shares) was awarded at the 2016 Annual General Meeting. A number of 18,257 performance shares vested on award but were locked up until December 31, 2016 and 18,257 performance shares vested on January 1, 2017. The remaining 50% of the initial award (36,512 performance shares) was subject to the Company’s two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2015 through December 31, 2016.

The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2015 through December 31, 2016 was reviewed in March 2017. Based on the Company’s relative TSR performance the Compensation Committee approved a final performance share award of 33,292 performance shares. Of these performance shares, 50% (or 16,646 shares) will vest on May 4, 2018. Of the remaining 16,646 shares 10,642 shares will vest on January 1, 2019, as 6,004 of the 16,646 shares have been forfeited on January 31, 2018.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

2016 Performance Share Awards

With regard to the performance period of 2016, the Board of Directors approved the conditional award of performance shares in February 2016 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on-target equity value for 2016 and the Company’s average share price during the month of January 2016.

With regard to the Executive Director, with retroactive effect, all 61,469 performance shares from the 2016 conditional performance share award are deemed to have been awarded under the terms and conditions of the 2017 Plan. In accordance with the rules of the 2017 Plan, these shares are subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2016 through December 31, 2018. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2016 through December 31, 2018 will be reviewed early 2019. The final award will be subject to Board approval and then Shareholder approval at the 2019 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on January 1, 2020.

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CONSOLIDATED FINANCIAL STATEMENTS

With regard to key members of management, an initial award of 76,456 performance shares was approved by the Compensation Committee in February 2017, based on the level of actual company- and individual performance from January 1, 2016, to December 31, 2016. The first 50% of the initial award (38,228 performance shares) was awarded after the 2017 Annual General Meeting. Of the 38,228 performance shares, 19,114 performance shares vested on award but were locked up until December 31, 2017 and 19,114 performance shares will vest on May 4, 2018.

Of the remaining 38,228 performance shares, 27,004 shares were subject to relative TSR performance adjustment, as 11,224 of the 38,228 shares have been forfeited on January 31, 2018. The 27,004 shares were subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period January 1, 2016 through December 31, 2017. The Company’s actual two-year TSR performance relative to the performance of the S&P SmallCap 600 Index over the period January 1, 2016 through December 31, 2017 was reviewed in January 2018. Based on the Company’s relative TSR performance over the two-year performance period, a final performance share award of 40,507 shares (150% of 27,004 shares) has been earned and approved by the Compensation Committee in April 2018. A portion equal to 50% of the final performance share award (20,255 shares) will vest on January 1, 2019 and 50% of the final performance share award (20,252 shares) will vest on January 1, 2020.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

2017 Performance Share Awards

With regard to the performance period of 2017, the Board of Directors approved the conditional award of 108,213 performance shares in April 2017 for certain members of key management, under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan, and for the Executive Director under the Company’s 2017 Executive Director Long-Term Incentive Plan, on the basis of the predetermined on-target equity value for 2017 and the Company’s average share price during the month of January 2017.

With regard to the Executive Director, in accordance with the rules of the 2017 Plan, 100% of the conditional performance share award of 46,808 performance shares is subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2017 through December 31, 2019. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2017 through December 31, 2019 will be reviewed in early 2020. The final award will be subject to Board and then Shareholder approval at the 2020 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on January 1, 2021.

With regard to the 61,405 performance shares conditionally awarded to key members of management, 46,577 shares are subject to initial adjustment based on company and individual performance over the performance year 2017, as 14,828 of the 61,405 performance shares have been forfeited on January 31, 2018.

Based on the actual level of Company and individual performance from January 1, 2017 through December 31, 2017 an initial award of 48,720 performance shares has been earned and approved by the Compensation Committee in April 2018. The first 50% of the initial award (24,362 performance shares) will be awarded after the 2018 Annual General Meeting. Of the 24,362 performance shares 12,181 shares will vest on award but will be locked up until December 31, 2018 and 12,181 performance shares will vest on January 1, 2019.

The remaining 50% of the initial award (24,358 performance shares) is subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period January 1, 2017 through December 31, 2018. The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2017 through December 31, 2018 will be reviewed in early 2019. Subject to the Compensation Committee’s approval of the final performance share award, 50% of the final performance share award will vest on January 1, 2020, and 50% will vest on January 1, 2021.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

In 2015, 75,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares vested on March 1, 2016 and the other 25,000 vested on March 1, 2017. On a change of control, these restricted shares will vest immediately.

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In 2016, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2017 and 5,000 vested in January 2018. The remaining 10,000 restricted shares will vest on January 1, 2019 (5,000 shares) and 2020 (5,000 shares). On a change of control, these restricted shares will vest immediately.

In 2017, 10,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 5,000 shares vested in January 2018. The remaining 5,000 restricted shares will vest on January 1, 2019. On a change of control, these restricted shares will vest immediately.

The number and weighted average fair value of restricted shares that were awarded as at December 31, 2017, 2016 and 2015 is broken down as follows:

	2017		2016		2015

	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding at January 1,	253	29.51	308	25.76	272	24.16
Granted	104	47.14	92	35.49	158	28.02
Vested	(147)	27.84	(124)	25.66	(118)	25.05
Forfeited	(40)	30.98	(23)	23.67	(4)	27.38
Outstanding – December 31,	170	41.39	253	29.51	308	25.76

Restricted share awards granted under the 2011 and 2013 Option Plans, generally vest over four years with 25% of the award vesting each year. Restricted share awards are settled with common Interxion stock. If the employee is terminated prior to the contractual term of the award, all unvested restricted shares are forfeited. Restricted shares awarded to our Non-executive Directors for their services, vest annually at the Annual General Meeting

The restricted shares outstanding at December 31, 2017 have a weighted average remaining contractual life of 2.5 years (2016: 1.9 years; 2015: 2.1 years).

The number and weighted average fair value of performance shares that were finally awarded as at December 31, 2017, 2016 and 2015 is broken down as follows:

	2017		2016		2015

	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding at January 1,	253	27.92	129	23.94	—	—
Granted	62	38.8	196	30.42	163	24.33
Vested	(108)	29.37	(72)	27.63	(34)	25.77
Forfeited	(3)	21.20	—	—	—	—
Outstanding – December 31,	204	30.55	253	27.92	129	23.94

The performance share plan was modified during 2017, see the disclosure on Executive Director Compensation, which is included in Note 27 — Related-party transactions, for details about the modification.

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CONSOLIDATED FINANCIAL STATEMENTS

Employee expenses

In 2017, the Company recorded employee expenses of €9.9 million related to share-based payments (2016: €7.9 million and 2015: €9.0 million). The 2017 share-based payments related expenses include an amount of €1.0 million related to taxes and social security charges (2016: €0.2 million and 2015: €0.6 million). The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2017	2016	2015
Share price in € at grant date (post reverse-stock split)	37.48-48.38	28.09-33.89	23.84-28.46
Exercise price in € (post-reverse stock split)	31.68-39.08	24.27-30.47	21.61-24.95
Dividend yield	0%	0%	0%
Expected volatility	26%	30%	30%
Risk-free interest rate	1.8%-2.1%	1.2%	0.0%-0.4%
Expected life weighted average	5.1 years	5.0 years	5.1 years

The significant inputs into the model were:

∎	expected volatility is based on a combination of the share performance of the Company over a 5-year period;

∎	the risk-free interest rate based on the yield on U.S. Treasury Strips with a maturity similar to the expected life of the options;

∎	dividend yield is considered to be nil;

∎	expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above-mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

23. Business combinations

Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”), a company that historically provided colocation services from a data center at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed InterXion Science Park B.V. Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

The table below summarizes the purchase price allocation for the acquisition of Interxion Science Park:

(€’000)
Property, plant and equipment	16,821
Trade receivables(1)	1,165
Other current assets	959
Trade payables and other liabilities	(1,249)
Provisions	(280)
Goodwill	38,900
Customer portfolio	28,005
Deferred taxes	(6,804)
Total purchase price	77,517

(1) Trade and other receivables represent contractual gross amounts less €30 thousand, which was determined to be uncollectble at the date of acquisition. Group has entered into several other commitments, which in general relate to operating expenses. As at 31 December 2016 the

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CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data center in close proximity to the virtual connectivity hub at Science Park and is not expected to be deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.2 million, which have been included in General and administrative costs as incurred (€0.5 million in 2017 and €0.7 million in 2016).

Since the acquisition date, Interxion Science Park contributed €6.5 million to total revenues and €0.1 million loss to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €490.6 million, and net income for the period would have been €42.3 million. Interxion Science Park is included in the Big4 segment.

24. Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2017	2016	2015
		(€’000)
Within 1 year	35,107	28,698	30,857
Between 1 and 5 years	136,143	118,115	125,243
After 5 years	189,298	171,313	181,059
	360,548	318,126	337,159

The total gross operating lease expense for the year 2017 was €29,600,000 (2016: €27,500,000; 2015: € 27,000,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years, resulting in future committed revenues from customers. At December 31 the Group had contracts with customers for future committed revenue receivable as follows:

	2017	2016	2015
		(€’000)
Within 1 year	327,500	296,600	275,400
Between 1 and 5 years	449,500	434,900	353,600
After 5 years	35,600	52,700	76,700
	812,600	784,200	705,700

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases, the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2017	2016	2015
		(€’000)
Within 1 year	41,500	39,100	36,400
Between 1 and 5 years	42,000	21,000	13,700
	83,500	60,100	50,100

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As at 31 December 2016 the outstanding commitments amount to €40,643,000 (2015: €29,470,000; 2014: €22,292,000).

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CONSOLIDATED FINANCIAL STATEMENTS

25. Capital commitments

At December 31, 2017, the Group had outstanding capital commitments totaling €285.9 million (2016: €114.1 million and 2015: €66.2 million). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

26. Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of leases amount to €5.1 million (2016: €4.6 million; 2015: €6.0 million). Furthermore, the Company guaranteed a third-party’s future payments in amount of €0.4 million. No other guarantees were granted (2016: €1.0 million and 2015: €0.1 million).

Site restoration costs

As at December 31, 2017, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €0.3m (2016: nil and 2015: €0.7 million).

In accordance with the Group’s accounting policy site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2017, the Group estimated the possible liability to range from nil to €29.2 million (2016: nil to €24.7 million and 2015: nil to €23.2 million).

27. Related-party transactions

There are no material transactions with related parties, other than those related to our investment disclosed in note 13 and the information disclosed below.

Key management compensation

The total compensation of key management was as follows:

	2017	2016(i)	2015(i)
		(€’000)
Short-term employee benefits (salaries and bonuses)	3,454	3,473	3,341
Post-employment benefits	62	74	43
Share-based payments	6,386	4,700	4,997
	9,902	8,247	8,381

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

Key management’s share-based payment compensation is disclosed in Note 22.

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CONSOLIDATED FINANCIAL STATEMENTS

Remuneration of the Executive Director and Non-executive Directors of the Board

The aggregate reported compensation expense of our Executive Director and the Non-Executive Directors of the Board for the years ended December 31, 2017, 2016 and 2015, is set forth below. The “Share-based payment charges” and the “Total” numbers included in the following tables are calculated in accordance with IFRS accounting standards and reflect charges for both the shares that vested in the year as well as charges for shares that are scheduled to vest in future years.

			2017
	Salaries	Bonus	Share-based payment charges (€’000)	Total
D.C. Ruberg	590(1)	668(2)	4,198	5,456
F. Esser	65	—	40	105
M. Heraghty	70	—	40	110
J.F.H.P. Mandeville	90	—	40	130
R. Ruijter	75	—	40	115
	890	668	4,358	5,916

			2016
	Salaries	Bonus	Share-based payment charges(i) (€’000)	Total
D.C. Ruberg	590	597	2,044	3,231
J.C. Baker	—	—	—	—
F. Esser	65	—	40	105
M. Heraghty	70	—	40	110
J.F.H.P. Mandeville	115(3)	—	40	155
R.M. Manning	—	—	—	—
R. Ruijter	75	—	40	115
	915	597	2,204	3,716

			2015
	Salaries	Bonus	Share-based payment charges(i) (€’000)	Total
D.C. Ruberg	590	693	2,120	3,403
J.C. Baker	21	—	—	21
F. Esser	65	—	27	92
M. Heraghty	68	—	27	95
J.F.H.P. Mandeville	40	—	27	67
R.M. Manning	17	—	—	17
R. Ruijter	73	—	65	138
	874	693	2,266	3,833

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

1. Includes allowances of €40,000.

2. Based on performance achievements during 2017, this amount is calculated as 121.4% of base salary.

3. Includes €25,000 that has additionally been awarded in relation to the period of July 1, 2015 – December 31, 2015.

In 2017, 3,984 restricted shares were granted to the Non-executive Directors (996 restricted shares each). Costs related to these grants are reflected as part of share-based payment charges.

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labor market, and to align the remuneration of the Directors with their short- and long-term performance as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

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CONSOLIDATED FINANCIAL STATEMENTS

Executive Director Compensation

The total direct compensation program for our Executive Director consists of (i) a base salary, (ii) short-term incentives (“STI”) in the form of an annual cash bonus, (iii) long term incentives (“LTI”) in the form of performance shares, and (iv) perquisites consisting of a car allowance. Our goal is to provide the Executive Director with a base salary around the 50th percentile and STI and LTI in the range of the 50th to 75th percentile of our peer group discussed below.

Overall, for 2015, 2016, and 2017, at risk compensation was 79% of total compensation at target and 86% of total compensation at maximum pay-out of both STI and LTI. The ultimate value of the annual LTI award to the Executive Director is dependent on (1) the number of shares actually earned based on the Company’s relative TSR performance against the constituents of the S&P SmallCap 600 and (2) the Company’s share price on the date of determination. The charts below have been based on (i) the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target and (ii) are valued using the Company’s share price on the date of the conditional award. These charts do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The Company operates in a highly competitive and fast-growing environment where most of our peers are U.S. headquartered companies. We therefore fashion our compensation structures and pay mix to blend both European and U.S. practices. We assess the compensation of the Executive Director against the compensation of executive directors at peer companies based on data provided by Mercer. Our peer group consists of the companies listed below, most of which have European operations and with whom we compete for talent and/or customers and capital. The benchmarking analysis takes into consideration the relative Company size, the Company’s European aspects, and the growth trajectory of our Company. We benchmark our compensation levels every three years, under the guidance of the Compensation Committee, with the most recent analysis performed by Mercer in March 2017.

Our peer group consists of the following companies:

Akamai Technologies	Dupont Fabros Technologies(1)	Red Hat

Autodesk	Equinix	Synopsys

Coresite Realty	F5 Networks	Trimble Navigation

CyrusOne	Factset Research Systems

Digital Realty Trust(1)	Internap Network Services

1) In the course of 2017, Dupont Fabros Technologies was acquired by Digital Realty.

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Short-term incentive

The STI plan for our Executive Director provides for an annual cash bonus. The annual at target value of the cash bonus is 110% of base salary (the “Target Cash Bonus”) for 2017 (compared to 100% of base salary for 2015 and 2016), with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The actual pay-out from the STI plan depends on the achievement of Revenue, Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performance objectives are set each year by the Compensation Committee at the beginning of the performance period and are based on the Company’s operating plan. Individual objectives are focused on internal organizational improvements.

The performance achievement on each of these measures, together with their weighting, determine the pay-out of the cash bonus in accordance with the table below.

	Pay-out at Threshold	Pay-out at Target	Pay-out at Maximum
	Performance	Performance	Performance

Revenue	0%	40%	60%
Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%
Pay-out as % of at target cash bonus	0%	100%	145%

The cash bonus is paid once Shareholders approve the annual accounts for the performance year at the Annual General Meeting in the following year.

Long-term incentive

On May 13, 2017 the Board adopted the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”). The 2017 Plan provides for a number of changes in our Executive Director’s long-term incentive plan to align his long-term incentive compensation (as formerly awarded under the terms and conditions of the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan, the “2013 Plan”) with best practices. The main changes are listed below:

∎	Disconnected long-term incentive compensation from short-term Company performance by making 100% of the annual conditional performance share awards to our Executive Director subject to relative total shareholder return (“TSR”) performance only;

∎	Extended the relative TSR performance period from two to three years;

∎	Changed the way performance is measured, moving from measuring the Company’s TSR performance against the performance of the S&P SmallCap 600 Index, to measuring our TSR performance against the TSR performance of the constituents of the S&P SmallCap 600, based on a percentile ranking approach. Given the unique nature of our business and the number of direct peers in our industry, we consider the S&P SmallCap 600 to be the appropriate comparator group;

∎	The value of the award at target was not changed. The maximum pay-out opportunity was increased from 150% to 175% of the at target award as the result of the plan amendment, and this award adjustment is a consequence of longer and more rigorous performance conditions.

The 2017 Plan has a four-year vesting period with no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement was appropriate at the time of the adoption of the plan. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary. The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company and will keep this matter under regular review.

The 2017 Plan does not increase the total number of shares that may be granted to the Executive Director, but rather the 2017 Plan will share in the same share pool that remains available for grant under the 2013 Plan.

The terms and conditions of the 2017 Plan not only apply to the 2017 conditional performance share award and future awards to our Executive Director, but also retroactively to shares from the conditional performance share awards made to the Executive Director in 2015 and 2016, that were unvested at the time of the adoption of the 2017 Plan.

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CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the 2017 Plan, performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The annual at target value of the conditional performance share award to our Executive Director in 2015, 2016 and 2017 was 300% of base salary. The number of performance shares conditionally awarded per annum is determined by the annual at target value of the conditional award and the January average Company share price and USD/EUR exchange rate in the first performance year (conditional award year).

The conditional performance share award to the Executive Director is granted at target and subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P Small Cap 600 over a three-year period. The three-year performance period runs from January 1 in the first performance year through December 31st in the third performance year. The basis for the performance achievement calculation is the average closing share price in the month of January in the first performance year, and the average closing share price in the month of December in the third performance year. Performance is measured based on a percentile ranking basis, with pay-outs in accordance with the performance/pay-out table below:

TSR Performance Categories (S&P SmallCap 600 Constituents)	Adjustment to the number of Performance Shares Conditionally Awarded

75th Percentile or greater	x 1.75
50th Percentile	x 1.00
25th Percentile	x 0.25
Less than 25th Percentile	x 0.00

For performance between percentile levels shown, pay-outs are linearly interpolated.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the final performance share award) will vest upon approval at the Annual General Meeting in the year following the end of the three-year performance period. The second instalment (50% of the final performance share award) will vest on the fourth anniversary of the conditional award.

Upon a change of control AND (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement between the Executive Director and the Company is terminated by the Company other than for cause, or (3) the Executive Director is offered a position which is a material demotion to the current position, all performance shares will vest immediately.

Upon retirement, permanent disability or death of the Executive Director, all outstanding and unvested portions of awards will be pro-rated for the period served during the performance period. The pro-rated number of shares will then be adjusted for relative TSR performance over the three-year performance period, and vest in accordance with the vesting schedule of the plan.

In the event the management agreement between the Executive Director and the Company is terminated for cause, all vested and unvested parts of awards made pursuant to the 2017 Plan will be forfeited immediately.

Potential compensation pay-outs

The tables below summarize our Executive Director’s at target and maximum total direct compensation in 2015, 2016 and 2017 (amounts in €’000).

	Annual at target amounts (2015 and 2016)		Annual at target amounts (2017)
Base Salary	550		550
Car Allowance	40		40
STI: Cash Bonus	550	(100% of base salary)	605	(110% of base salary)
LTI: Performance Shares	1,650	(300% of base salary)*	1,650	(300% of base salary)
Total direct compensation	2,790		2,845

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	Annual at maximum amounts (2015 and 2016)		Annual at maximum amount (2017)
Base Salary	550		550
Car Allowance	40		40
STI: Cash Bonus	798	(145% of at target bonus)	877	(145% of at target bonus)
LTI: Performance Shares	2,887	(175% of at target award in # shares)*	2,887	(175% of at target award in # shares)
Total direct compensation	4,275		4,354

* For the years 2015 and 2016, the tables provide the at target and maximum values at award date of the conditional performance share awards made in these years. Of the 68,639 performance shares that were conditionally awarded in 2015, 38,286 shares from this award have vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval at the 2016 Annual General Meeting. The unvested portion of 34,320 shares (50%) of the 2015 conditional performance share award is subject to the terms and conditions of the 2017 Plan. The 61,469 performance shares conditionally awarded in 2016 are all subject to the terms and conditions of the 2017 Plan.

In April 2017 the Board approved an increase of the Target Cash Bonus from 100% to 110% of annual base salary to align the cash bonus at target to common practice within our peer group, in accordance with our competitive positioning statement. There was no adjustment made to base salary.

The LTI values are the values at the date of award of the conditional performance share awards to the Executive Director. These values have been based on the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target, using the Company share price and USD/EUR exchange rate on the date of the conditional award. These values do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The number of shares at target is derived from the annual at target LTI value of 300% of the Executive Director’s base salary, and the January averages of both the Company closing share price and the USD/EURO exchange rate in the conditional award year. The number of performance shares conditionally awarded in each of these award years are provided in the section below under “2015 – 2017 Long-Term Incentive Awards”.

Actual short-term inventive pay-outs: 2015 achievement against target

In 2015, the Target Cash Bonus for our Executive Director was €550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2015 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue	40%	381.6	386.6	60.0%
Revenue Growth		12.0%	13.5%
Adjusted EBITDA Margin	40%	44%	44.3%	46.0%
Individual Performance Objectives	20%		Met	20.0%
Overall Performance Achievement %	100%			126.0%

Based on actual performance delivered in the performance year 2015, a bonus pay-out of €693,000 (126.0% of the Target Cash Bonus) was approved by the Board in February 2016. The cash bonus was paid upon Shareholder approval of the 2015 annual accounts at the Annual General Meeting in June 2016. The Revenue and the Adjusted EBITDA Margin targets were set for Revenue and Adjusted EBITDA based on the definition of these financial measures as set out in the Consolidated Financial Statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Actual short-term incentive pay-outs: 2016 achievement against target

In 2016, the Target Cash Bonus for our Executive Director was €550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2016 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	424.0	421.8	28.6%
Revenue Growth		9.7%	9.1%
Adjusted EBITDA Margin	40%	44.9%	45.3%	60.0%
Individual Performance Objectives	20%		Met	20.0%
Overall Performance Achievement %	100%			108.6%

Based on actual performance delivered in the performance year 2016, a bonus pay-out of €597,143 (108.6% of the Target Cash Bonus) was approved by the Board in February 2017. The cash bonus was paid upon Shareholder approval of the 2016 annual accounts at the Annual General Meeting in June 2017. The Revenue and the Adjusted EBITDA Margin targets were set for Revenue and Adjusted EBITDA based on the definition of these financial measures as set out in the Consolidated Financial Statements.

Actual short-term incentive pay-outs: 2017 achievement against target

In 2017, the Target Cash Bonus for our Executive Director was €605,000, or 110% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2017 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	473.5	493.5	60.0%
Revenue Growth		12.3%	17.0%
Adjusted EBITDA Margin	40%	45.5%	45.0%	27.3%
Individual Performance Objectives	20%		115.0%	23.0%
Overall Performance Achievement %	100%			110.3%

For 2017, the performance against the revenue and Adjusted EBITDA Margin target was calculated based on constant currency Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. Reported revenue and Adjusted EBITDA Margin were €489.3 million and 45.2%, respectively.

Based on actual performance delivered in the performance year 2017, a bonus pay-out of €667,585 (110.3% of the Target Cash Bonus) was approved by the Board in April 2018. The cash bonus will be paid upon Shareholder approval of the 2017 annual accounts at the Annual General Meeting in 2018.

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2015 – 2017 Long-term incentive awards

The following table provides the number of performance shares conditionally awarded in 2015, 2016 and 2017 and the number of shares that would potentially be awarded (subject to Board and Shareholder approval at the relevant Annual General Meeting) based on three-year relative TSR performance at the 25th, 50th, and 75th percentile performance of the constituents of the S&P SmallCap 600.

	# Performance shares to be awarded based on relative TSR performance
Conditional award year	# Performance shares conditionally awarded*	At 25th percentile	At 50th percentile	At 75th percentile
2015	34,320**	8,580	34,320	60,060
2016***	61,469	15,367	61,469	107,571
2017***	46,808	11,702	46,808	81,914

* Calculated based on the Company’s January average closing share price of $27.95 (2015), $29.16 (2016) and $37.42 (2017).

** The unvested portion (50%) of the 2015 conditional performance share award of 68,639 performance shares. 38,286 shares from the 2015 award have already vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval of the adjusted award at the Annual General Meeting in June 2016.

*** The final award determination of the performance shares conditionally awarded in 2016, will be determined early 2019, in accordance with the rules of the 2017 Plan. The final award determination of the performance shares conditionally awarded in 2017 will be determined early 2020. The final performance share awards for the award years 2016 and 2017 will be subject to Board approval and then shareholder approval at the Annual General Meetings in 2019 and 2020, respectively. Should the final relevant awards be approved, the shares will vest in two equal instalments. The first instalment (50% of the initial performance share award) will vest upon approval of the relevant Annual General Meeting, the second instalment (50% of the final performance share award) will vest on January 1st of the following year.

With retroactive effect, all performance shares from the conditional performance share awards made in 2015 and 2016 that were unvested at the time of the adoption of the 2017 Plan are deemed to have been awarded under the terms and conditions of the 2017 Plan.

With respect to the 34,320 unvested performance shares from the 2015 conditional performance share award, the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017 has been ranked at the 85th percentile.

The following table provides the Company’s three-year TSR performance and the three-year TSR performance of the constituents of the S&P SmallCap over the period January 1, 2015 through December 31, 2017.

Cumulative TSR*
S&P SmallCap 600
75th Percentile	74%
50th Percentile	32%
25th Percentile	-9%
INXN	105%

* Starting price is the average closing share price in the month of January 2015, ending price is the average closing share price in the month of December 2017. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on reinvested dividends, all over the relevant performance period.

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CONSOLIDATED FINANCIAL STATEMENTS

Based on the Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017 and the performance/pay-out table in the 2017 Plan, a final performance share award has been calculated of 60,060 shares and approved by the Board in April 2018. The final performance share award is subject to shareholder approval at the Annual General Meeting in 2018. Should the final performance share award be approved, the shares will vest in two equal instalments. The first instalment of 30,030 shares (50% of the final performance share award) will vest upon approval at the Annual General Meeting, the second instalment of 30,030 shares (50% of the final performance share award) will vest on January 1, 2019.

The Dutch Corporate Governance Code requires Dutch companies to disclose the internal pay ratio between Executive Directors and other employees. Such pay ratios are specific to a company’s industry, geographical footprint and organizational model, and can be volatile over time, due to exchange rate movements and the company’s annual performance.

The 2017 the pay ratio between our Executive Director and other Interxion employees was 29.7:1. The pay ratio has been calculated by dividing our Executive Director’s 2017 total remuneration by the 2017 company-wide average total remuneration paid per Interxion employee. Total remuneration includes salaries, bonuses, equity compensation (defined as the value of equity awards on vesting date) and contributions to defined contribution pension plans, as derived from note 8 in the Consolidated Financial Statements, included elsewhere in this Annual Report. Furthermore, the total remuneration includes sales commissions, as captured in sales and marketing expenses. The company-wide average total remuneration per Interxion employee has been calculated based on an average of 637 full time equivalents employed in 2017 (638 minus the Executive Director).

28. Events subsequent to the balance sheet date

On March 16, 2018 we entered into a €225.0 million unsecured subordinated revolving facility agreement (the “2018 Subordinated Revolving Facility Agreement”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The 2018 Subordinated Revolving Facility Agreement has an initial maturity date of December 31, 2018, with the Company having the option to extend the maturity date up to and including December 31, 2019 in accordance with the terms of the 2018 Subordinated Revolving Facility Agreement. The 2018 Subordinated Revolving Facility Agreement initially bears interest at an annual rate equal to EURIBOR (subject to a zero percent floor) plus a margin of 3.00% per annum from the date of the 2018 Subordinated Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Senior Revolving Facility Agreement to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

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CONSOLIDATED FINANCIAL STATEMENTS

29. Correction of errors

During the preparation of the 2017 consolidated financial statements, the Company became aware that the share-based payment expenses have not been properly recognized in accordance with IFRS 2, resulting in an understatement of such expenses in its Consolidated Financial Statements since 2014. The errors have been corrected by restating each of the affected financial statement line items for prior periods. The following tables summarize the impacts on the Company’s Consolidated Financial Statements.

Consolidated statement of financial position

	Impact of correction of error
January 1, 2015	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,173,103	—	1,173,103
Total liabilities	736,958	—	736,958
Share premium	495,109	634	495,743
Accumulated profit/(deficit)	(76,089)	(634)	(76,723)
Others	17,125	—	17,125
Total Shareholder’s equity	436,145	—	436,145

	Impact of correction of error
December 31, 2015	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,252,064	—	1,252,064
Total liabilities	744,647	—	744,647
Share premium	507,296	2,520	509,816
Accumulated profit/(deficit)	(27,523)	(2,520)	(30,043)
Others	27,644	—	27,644
Total Shareholder’s equity	507,417	—	507,417

	Impact of correction of error
December 31, 2016	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,482,665	—	1,482,665
Total liabilities	933,896	—	933,896
Share premium	519,604	4,067	523,671
Accumulated profit/(deficit)	12,360	(4,067)	8,293
Others	16,805	—	16,805
Total Shareholder’s equity	548,769	—	548,769

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement and consolidated statement of comprehensive income

	Impact of correction of error
For the year ended December 31, 2015	(€’000)
	As previously reported	Adjustments	As corrected
General and administrative costs	(132,505)	(1,886)	(134,391)
Others	181,071	—	181,071
Net income	48,566	(1,886)	46,680
Other comprehensive income/(loss, net of tax	10,459	—	10,459
Total comprehensive income attributable to shareholders	59,025	(1,886)	57,139

Earnings per share attributable to shareholders
Basic earnings per share: (€)	0.70	(0.03)	0.67
Diluted earnings per share: (€)	0.69	(0.03)	0.66

	Impact of correction of error
For the year ended December 31, 2016	(€’000)
	As previously reported	Adjustments	As corrected
General and administrative costs	(137,010)	(1,547)	(138,557)
Post-employment benefits	43	—	43
Net income	39,883	(1,547)	38,336
Other comprehensive income/(loss, net of tax	(10,907)	—	(10,907)
Total comprehensive income attributable to shareholders	28,976	(1,547)	27,429

Earnings per share attributable to shareholders
Basic earnings per share: (€)	0.57	(0.03	0.54
Diluted earnings per share: (€)	0.56	(0.02	0.54

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Key management compensation (Note 27)

	Impact of correction of error
For the year ended December 31, 2015	(€’000)
	As previously reported	Adjustments	As corrected
Short-term employee benefits (salaries and bonuses)	3,341	—	3,341
Post-employment benefits	43	—	43
Share-based payments	3,381	1,886	5,267
	6,765	1,886	8,651

	Impact of correction of error
For the year ended December 31, 2016	(€’000)
	As previously reported	Adjustments	As corrected
Short-term employee benefits (salaries and bonuses)	3,473	—	3,473
Post-employment benefits	74	—	74
Share-based payments	3,427	1,547	4,974
	6,974	1,547	8,521

There is no impact on the Company’s operating, investing or financing cash flows for the years ended December 31, 2015 and December 31, 2016.

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Company financial statements

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COMPANY FINANCIAL STATEMENTS

InterXion Holding N.V. Company financial statements

Company statement of financial position

(before appropriation of results)

	As at December 31,
	Note	2017	2016(i) (€’000)		2015(i)
Non-current assets
Financial assets	37	1,321,860	1,155,403		976,990
Deferred tax assets	38	21,105	14,960		15,023
Other non-current assets		204	141		422
		1,343,169	1,170,504		992,435
Current assets
Trade and other current assets	39	1,621	1,225		558
Cash and cash equivalents		2,518	27,939		7,192
		4,139	29,164		7,750
Total assets		1,347,308	1,199,668		1,000,185
Shareholders’ equity
Share capital	40	7,141	7,060		6,992
Share premium	40	539,448	523,671	(i)	509,816	(i)
Foreign currency translation reserve	40	2,948	9,988		20,865
Hedging reserve	40	(169)	(243)		(213)
Accumulated deficit	40	8,293	(30,043	)(i)	(76,723)	(i)
Net income	40	39,067	38,336		46,680
	40	596,728	548,769		507,417
Non-current liabilities
Borrowings	20/21	628,141	629,327		475,503
		628,141	629,327		475,503
Current liabilities
Trade payables and other liabilities	41	122,439	21,572		17,265
Total liabilities		750,580	650,899		492,768
Total liabilities and shareholders’ equity		1,347,308	1,199,668		1,000,185

Note: The accompanying notes form an integral part of the Company financial statements.

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements. The error correction disclosed in Note 29 is fully reflected in the company-only figures of InterXion Holding N.V. Restated amounts in the company-only figures are indicated with ‘(i)’.

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COMPANY FINANCIAL STATEMENTS

Company income statement

	For the years ended 31 December
	Note	2017	2016(i) (€’000)		2015(i)
Revenue		—	—		—
Cost of sales		(577)	(424)		—
Gross profit		(577)	(424)		—
Other income		—	—		20,923
Management fees	32	8,379	7,039		6,745
Sales and marketing costs		(771)	(735)		(837)
General and administrative costs	33	(16,810)	(11,214	)(i)	(23,838	)(i)
Operating result		(9,779)	(5,334	)(i)	2,993	(i)
Finance income	34	37,839	39,423		38,204
Finance expense	34	(43,338)	(37,624)		(31,458)
Result before taxation		(15,278)	(3,535	)(i)	9,739	(i)
Income tax benefit/(expense)	35	5,940	(1,542)		(1,318)
Result after taxation		(9,338)	(5,077	)(i)	8,421	(i)
Profit relating to investments in subsidiaries after taxation	37	48,405	43,413		38,259
Net income		39,067	38,336	(i)	46,680	(i)

Note: The accompanying notes form an integral part of the Company financial statements.

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements. The error correction disclosed in Note 29 is fully reflected in the company-only figures of InterXion Holding N.V. Restated amounts in the company-only figures are indicated with ‘(i)’.

Notes to the 2017 Company financial statements

30. Basis of presentation

The structure of the Company statement of financial position and Company income statement are aligned as much as possible with the Consolidated financial statements in order to achieve optimal transparency between the Group financial statements and the Company financial statements.

The Company statement of financial position has been prepared before the appropriation of results.

31. Accounting policies

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, applying the regulations of section 362.8 and allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying EU-IFRS, as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted at an arm’s-length basis on terms comparable to transactions with third parties.

32. Management fees

Management fees relates to transactions with Group companies regarding intercompany agreements.

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COMPANY FINANCIAL STATEMENTS

33. General and administrative costs

The general and administrative costs consist of the following components:

	2017	2016(i) (€’000)	2015(i)
Share-based payments	6,729	4,974	6,922
M&A transaction costs	3,772	1,765	11,845
Employee benefit expenses (excluding share-based payments)	3,166	2,864	3,567
Professional services	3,004	1,457	1,189
Other general and administrative costs	139	154	315
	16,810	11,214	23,838

(i) Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

34. Finance income and expense

Finance income mainly consists of interest received from intercompany financing transactions.

Finance expense mainly relates to interest charges on external debt (please refer to note 9).

35. Income taxes

Interxion Holding N.V. is head of the fiscal unity that exists for Dutch corporate income tax purposes. The income tax benefit of €5.9 million reported in the Company income statement represents the consolidated amount of current and deferred tax expense for all members of the fiscal unity.

36. Employees

The number of persons employed by the Company at year-end 2017 was 6 (2016: 6). For the remuneration of past and present members, both of key management and the Board of Directors, please refer to note 27 – Related-party transactions, which is deemed incorporated and repeated herein by reference.

37. Financial assets

	Investments in subsidiaries	Receivables from subsidiaries	2017 (€’000)	2016	2015
As at January 1,	181,840	973,563	1,155,403	976,990	900,286
Movement in receivables	—	122,803	122,803	134,821	24,026
Profit after tax	48,405	—	48,405	43,413	38,259
(Repayment capital) / Recapitalisation	2,494	—	2,494	12,892	2,797
Foreign currency translation differences	(7,245)	—	(7,245)	(12,713)	11,622
As at December 31,	225,494	1,096,366	1,321,860	1,155,403	976,990

38. Deferred tax assets

The difference between the Group’s consolidated deferred tax assets amounting to €24.5 million (2016: €20.4 million; 2015: €23.0 million) as disclosed in note 10 of the consolidated financial statements, and those of the Company, amounting to €21.1 million (2016: €15.0 million; 2015: €15.0 million), relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

39. Trade and other current assets

Prepaid expenses relate to payments to creditors for costs that relate to future periods (for example rent, maintenance contracts and insurance premiums) and VAT receivable. At December 31, 2017, €1.5 million was related to the VAT receivable (2016: €0.9 million; 2015: €0.1 million).

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COMPANY FINANCIAL STATEMENTS

40. Shareholders’ equity

	Note	Share	Share	Foreign	Hedge	Accumulated	Total
		capital	premium	currency	reserve	deficit	equity
				translation
				reserve
				(€’000)
Balance at January 1, 2017		7,060	523,671(i)	9,988	(243)	8,293(i)	548,769
Net income		—	—	—	—	39,067	39,067
Hedging result, net of tax		—	—	—	74	—	74
Other comprehensive income/(loss)		—	—	(7,040)	—	—	(7,040)
Total comprehensive income/(loss), net of tax		—	—	(7,040)	74	39,067	32,101
Exercise of options		55	6,914	—	—	—	6,969
Issue of performance shares and restricted shares		26	(26)	—	—	—	—
Share-based payments	22	—	8,889	—	—	—	8,889
Total contribution by, and distributions to, owners of the Company		81	15,777	—	—	—	15,858
Balance at December 31, 2017		7,141	539,448	2,948	(169)	47,360	596,728

Balance at January 1, 2016(i)		6,992	509,816(i)	20,865	(213)	(30,043)(i)	507,417
Net income		—	—	—	—	38,336(i)	38,336
Hedging result, net of tax		—	—	—	(30)	—	(30)
Other comprehensive income/(loss)		—	—	(10,877)	—	—	(10,877)
Total comprehensive income/(loss), net of tax		—	—	(10,877)	(30)	38,336(i)	27,429
Exercise of options		48	6,284	—	—	—	6,332
Issue of performance shares and restricted shares		20	(20)	—	—	—	—
Share-based payments	22	—	7,591(i)	—	—	—	7,591
Total contribution by, and distributions to, owners of the Company		68	13,855(i)	—	—	—	13,923
Balance at December 31, 2016(i)		7,060	523,671(i)	9,988	(243)	8,293(i)	548,769

Balance at January 1, 2015 as previously reported		6,932	495,109	10,440	(244)	(76,089)	436,145

Impact of correction of errors		—	634	—	—	(634)	—
Balance at January 1, 2015, as restated		6,932	495,743	10,440	(247)	(76,723)	436,145
Net income		—	—	—	—	46,680(i)	46,680
Hedging result, net of tax		—	—	—	34	—	34
Other comprehensive income/(loss)		—	—	10,425	—	—	10,425
Total comprehensive income/ (loss), net of tax		—	—	10,425	34	46,680(i)	57,139
Exercise of options		43	5,686	—	—	—	5,729
Issue of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	8,404(i)	—	—	—	8,404
Total contribution by, and distributions to, owners of the Company		60	14,073(i)	—	—	—	14,133
Balance at December 31, 2015		6,992	509,816(i)	20,865	(213)	(30,043)(i)	507,417

Note: The accompanying notes form an integral part of the Company financial statements.

(i): Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements. The error correction disclosed in Note 29 is fully reflected in the company-only figures of InterXion Holding N.V. Restated amounts in the company-only figures are indicated with ‘(i)’.

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41. Trade payables and other liabilities

Trade payables and other payables as at December 31, 2017, include €100.0 million (December 31, 2016 and December 31, 2015: nil) representing amounts drawn under our 2017 Senior Secured Revolving Facility.

42. Financial commitments

Other commitments

The Company has entered into several other commitments, which in general relate to operating expenses. As at December 31, 2017 the outstanding commitments amount to €2.0 million (2016: €2.9 million, 2015: €3.2 million). These commitments are expected to be settled in the following financial year.

43. Obligations not appearing in the statement of financial position

Declarations of joint and several liability as defined in Book 2, section 403 of The Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Interxion Data centers B.V., Interxion Trademarks B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V., Interxion Real Estate V B.V., Interxion Real Estate X B.V., Interxion Real Estate XII B.V., Interxion Science Park B.V., Interxion Operational B.V. and Interxion Participation 1 B.V.

The liabilities of these companies to third parties totaled €97.9 million at December 31, 2017 (2016: €91.9 million; 2015: €76.1 million).

From time to time we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Data centers B.V. Interxion Telecom B.V., Interxion Trademarks B.V., Interxion Trading B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V, Interxion Real Estate V B.V., Interxion Real Estate X B.V., Interxion Real Estate XIII B.V., Interxion Real Estate XIV B.V., Interxion Participation 1 B.V. and Interxion Operational B.V. forms a fiscal group for corporate income tax purposes and is considered to be jointly responsible for the obligations of the fiscal group.

40. Fees of the auditor

With reference to section 2:382a (1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2017, 2016 and 2015 were charged by KPMG Accountants N.V. or other KPMG network companies to the Company, its subsidiaries and other consolidated entities:

	2017			2016			2015
	KPMG	Other	Total	KPMG	Other	Total	KPMG	Other	Total
	Accountants	KPMG	KPMG	Accountants	KPMG	KPMG	Accountants	KPMG	KPMG
	N.V.	network		N.V.	network		N.V.	network
				(€’000)
Statutory audit of annual accounts	1,182	469	1,651	757	433	1,190	442	379	821
Audit-related fees	181	135	316	359	131	490	260	144	404
Tax services	—	—	—	—	—	—	—	21	21
Other services	—	22	22	—	16	16	—	77	77
	1,363	626	1,989	1,116	580	1,696	702	621	1,323

44. Events subsequent to the balance sheet date

On March 16, 2018 we entered into a €225.0 million unsecured subordinated revolving facility agreement (the “2018 Subordinated Revolving Facility Agreement”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The 2018 Subordinated Revolving Facility Agreement has an initial maturity date of December 31, 2018, with the Company having the option to extend the maturity date up to and including December 31, 2019 in accordance with the terms of the 2018 Subordinated Revolving Facility Agreement. The 2018 Subordinated Revolving Facility Agreement initially bears interest at an annual rate equal to EURIBOR (subject to a zero percent floor) plus a margin of 3.00% per annum from the date of the 2018 Subordinated Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

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COMPANY FINANCIAL STATEMENTS

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Senior Revolving Facility Agreement to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

44. Appropriation of result

Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association) Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company.

Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined at the General Meeting.

Proposed appropriation of results for the year 2017

The Board of Directors proposes to add the profit for the year, amounting to €39,067,000, to the other reserves (“accumulated profit”).

Board of Directors:

D.C. Ruberg	J.F.H.P. Mandeville

(Chief Executive Officer, Vice-Chairman and Executive Director)	(Chairman and Non-executive Director)

F. Esser	M. Heraghty

(Non-executive Director)	(Non-executive Director)

R. Ruijter

(Non-executive Director)	Hoofddorp, May 23, 2018

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Independent auditor’s report

To: the Annual General Meeting of Shareholders of InterXion Holding N.V.

Report on the audit of the financial statements 2017 included in the annual report

Our opinion

In our opinion:

∎	the accompanying consolidated financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at December 31, 2017 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

∎	the accompanying company financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at December 31, 2017 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the financial statements 2017 of InterXion Holding N.V., based in Amsterdam, the Netherlands as set out on pages 34 to 104. The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:

1.	the consolidated statement of financial position as at December 31, 2017;

2.	the following consolidated statements for the year ended December 31, 2017: the income statement, the statements of comprehensive income, changes in shareholders’ equity and cash flows; and

3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

1.	the company statement of financial position as at December 31, 2017;

2.	the company income statement for the year ended December 31, 2017; and

3.	the notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

We are independent of InterXion Holding N.V. in accordance with the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Audit approach

Summary

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 2.5 million (2016: EUR 2.25 million). The materiality is determined with reference to the consolidated profit before taxation (4.6%). We consider profit before taxation as the most appropriate benchmark based on the nature of the business and size of the company and presumed attention of the users of the financial statements on results for the purpose of evaluating the company’s financial performance. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

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We agreed with the Audit Committee and the Board of Directors that misstatements in excess of EUR 110 thousand, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

InterXion Holding N.V. is the parent company of a group of entities. The financial information of this group is included in the consolidated financial statements of InterXion Holding N.V.

Considering our ultimate responsibility for the opinion, we are also responsible for directing, supervising, and performing the group audit. In this context, we have determined the nature and extent of the audit procedures to be performed for group entities (or “components”). Decisive factors were the significance and / or the risk profile of the components. On this basis, we selected the components for which an audit had to be performed. Furthermore, on the request of the Audit Committee and the Board of Directors, we have scoped into the group audit all components that are subject to a statutory audit.

Based on these scoping criteria we performed the following procedures:

∎	audits for group reporting purposes were carried out for nearly all operating companies (11 components), out of which 1 operating component that was audited by ourselves; and

∎	audits for group reporting purposes were carried out at 11 real estate components and

∎	holding components, out of which 7 real estate components respectively 4 holding components that were audited by ourselves.

In addition, we performed centralized audit procedures in a number of audit areas such as accounting for acquisitions of a business, goodwill impairment testing, lease accounting, share-based payments, financial covenants and evaluation of relevant IT systems.

The audits at the components were performed at component materiality levels that are lower than Group materiality, as determined by the group auditor based on judgement. Component materiality did not exceed EUR 1.75 million (2016: EUR 1.75 million) and the majority of the component audits were performed at an individual component materiality that is significantly less than this threshold.

We sent detailed instructions to all component auditors, covering the significant areas that should be audited and set out the information to be reported to us. All components in scope for group reporting are audited by KPMG member firms. For all components we had various discussions with the component auditor on the Group audit. We communicated the identified risks, the audit approach and instructions, and the component auditors reported their audit findings and observations to the group auditor. Based on our risk assessment, we visited component locations in France, Germany and the United Kingdom for site visits and file reviews. For other components we use a rotational approach to perform remote file reviews, which for 2017 included the components in Ireland, Belgium and Denmark.

By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

The audit coverage is as follows:

Audit coverage

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Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Audit Committee and the Board of Directors. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition – multiple element arrangements and revenue from data centre services

∎	Description

The Group’s revenue consists of revenue derived from the rendering of data center services, which includes colocation, power supply, cross connect and customer installation services and equipment sales. Colocation revenue (including cross connect) is recognized in the income statement on a straight-line basis over the term of the contract with the customer. Power revenue is recognized based on customers’ usage. Customer installation services and equipment sales are recognized when the services are rendered. We have identified a presumed risk that revenue may be deliberately overstated as a result of management override to achieve external expectations.

Furthermore, the Group historically has had several complex multiple element arrangements with customers using an entire data center, or a large part thereof, for their purposes. This gives rise to the risk that sales could be misstated as these contracts typically have multiple elements that result in complex accounting for revenue, and likely include management estimates and judgements such as the identification of the individual components and the allocation of the consideration to the identified components.

Due to the significance of revenue recognition in relation to multiple element arrangements and revenues from data centers, we consider this as a key audit matter.

∎	Our response

Our audit procedures on revenue included testing the relevant IT systems and the operating effectiveness of the key internal controls over the existence, accuracy and completeness, as relevant, for the different types of revenue from existing contracts included in the Group’s contract database, including the reconciliations between the revenue systems and the financial ledgers.

To specifically address the risk of deliberately overstating revenue, we tested new sales contracts, on a sample basis, to assess whether revenue existed and was recognized in the accounting period in which the services were rendered, in accordance with the relevant accounting standards. In addition, depending on the specific audit approach for a component, the audit approach includes, where relevant, procedures such as analytical procedures, and comparing the total cash received from customers (adjusted for the movement in accounts receivable, accrued revenue, deferred revenue and VAT) with the revenue recognized in the period.

Our approach regarding the risk of management override of controls included evaluating internal controls over the recording of journal entries and testing of management’s accounting estimates. In addition, we tested journal entries to identify unusual or irregular items and to assess that these were properly authorized and supported by proper underlying documentation such as third-party invoices and contracts.

To identify complex multiple element arrangements, we tested the design and operating effectiveness of the controls that identify whether a contract qualifies as a multiple element contract, and how to account for such a contract. Furthermore, we inspected samples of new sales contracts for the identification of multiple element arrangements. If multiple element arrangements are identified, we, amongst others, assessed the identification of individual components, the allocation of the consideration to the identified components and the recognition of revenue for each of the components identified.

∎	Our observation

The results of our procedures relating to multiple element arrangements and revenue from data center services were satisfactory.

Lease accounting – classification and valuation

∎	Description

The Group entered into a number of lease agreements in relation to freehold land and buildings and infrastructure and equipment. Judgement is required in determining the lease classification (i.e. as a finance lease or as an operating lease), at inception or modification of a contract, based on an overall assessment of whether substantially all of the risks and rewards incidental to ownership of the leased data center assets have been transferred from the lessor to the Group. In addition, determining the amounts related to finance leases to be recorded as assets and liabilities requires judgement, estimates and assumptions to be made by management, for example with respect to the lease period, the fair value of the leased assets and the discount rate used. Due to the significance of the classification and valuation of the lease contracts, we consider this as a key audit matter.

∎	Our response

To assess the appropriateness of the classification of the lease at inception or modification of a contract, our audit procedures included a detailed assessment of key aspects (such as existence of purchase options, comparison between the lease term and the economic life of the asset, comparison of the net present value of the minimum lease payments to the fair value of the leased assets), taking into account all facts and circumstances of the leases. Our audit procedures regarding the fair value of the leased assets included, amongst others, an assessment of the assumed acquisition price per square meter of the leased asset based on comparable market data. In making this assessment, we were assisted by our valuation

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OTHER INFORMATION

specialists. For existing operating leases for which the lease term was extended, we assessed whether the modification would have resulted in a finance lease classification at inception based on the original estimates and circumstances, and as such should be regarded and accounted for as a new lease.

If leases are classified as finance leases, our audit procedures include the evaluation and challenging of the Group’s estimates and assumptions used in determining the fair value of the leased assets, such as the assumed acquisition price per square meter of land, the assumed rental price factor of land, the capitalization factor used in the fair value calculation of the entire property, the assumed rental prices per square meter of the building and the implied gross initial yield of the building, based on comparable market data. In calculating the net present value of the minimum lease payments, we determined that contingent rent was excluded and we challenged amongst others the discount rate used and the evaluation of extension options in the contract. Furthermore, we performed sensitivity analyses to assess the reasonableness of the estimates and assumptions.

We also assessed the adequacy of the lease disclosures included in Note 20 Borrowings and in Note 24 Financial commitments.

∎	Our observation

The results of our procedures relating to the classification, valuation and adequacy of the disclosures of leases were satisfactory.

Data centre expansion and acquisition

∎	Description

The Group incurs capital expenditure relating to the acquisition and expansion of data centers (refer to Note 11 Property, Plant and Equipment). As significant amounts are involved with this capital expenditure, there is a risk related to the appropriateness of the amounts capitalized and payments made as there is a risk of collusion with the Group’s employees and/or irregularities in the bidding process. Due to the significance of the data center expansion and acquisitions, we consider this as a key audit matter.

∎	Our response

We have tested the relevant internal controls such as internal review of invoices received based on the underlying purchase order and/or contract, including review and authorization of the respective purchase orders and/or contracts, and internal approval of business cases which includes the evaluation of the bidding process and supplier selection, where applicable.

Furthermore, we performed procedures to assess that the additions to fixed assets were appropriately capitalized and were supported by evidence such as supplier invoice and approved purchase order or contract, and internal approval of business cases which includes the evaluation of the bidding process and supplier selection, where applicable. We also obtained for certain plots of land third party evidence (e.g.

land register) to verify that land recorded in the balance sheet is held in name of the Group.

In addition, to specifically address the risk related to collusion with the Group’s employees and/or irregularities in the bidding process, we performed vendor searches based on publicly available sources for main vendors used by the Group for its data center expansion activities to identify potential links to irregularities. We also compared the main vendors to the related parties identified by the Group.

∎	Our observation

The results of our procedures relating to data center expansion and acquisition were satisfactory.

Data centre expansion and acquisition

Acquisition of InterXion Science Park B.V.

∎	Description

During the year, the Group acquired InterXion Science Park B.V. (“ISP”) (formerly known as Vancis B.V.), a company in the Netherlands that provides data center services, for a consideration of EUR 77.5 million. This acquisition resulted mainly in the recognition of goodwill and other (in)tangible assets of EUR 38.9 million and EUR 28.0 million respectively.

As accounting for acquisitions requires the Group to make judgements and estimates in respect of the identification and determination of the fair value of the assets acquired and liabilities assumed (purchase price accounting), we consider this to be a key audit matter.

∎	Our response

We have tested the relevant internal controls relating to the purchase price allocation and acquisition accounting of ISP, for which management was assisted by an external valuation and accounting expert.

Our audit procedures included, amongst others, challenging the completeness of the identified intangibles and other fair value adjustments, and assessing the key assumptions underlying the fair value of the customer relationship (such as cash flow forecasts and the discount rate) and the fair value of the building acquired. In performing these audit procedures, we were assisted by our valuation specialists. Furthermore, we obtained an understanding of the outcome of the purchase price allocation performed by the Group, by comparing the goodwill as a percentage of the purchase price to acquisitions performed by the Group’s peers.

We also assessed the adequacy of the disclosures included in Note 23 Business combinations.

∎	Our observation

The results of our procedures relating to the acquisition of InterXion Science Park B.V. were satisfactory.

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OTHER INFORMATION

Correction of error in share-based payments

∎	Description

During the preparation of the financial statements it was determined that the reported charge in the consolidated and company income statement and the reported disclosure of senior management and board remuneration in relation to share-based payments for performance shares for each of the years 2014, 2015 and 2016 had been misstated due to the incorrect interpretation and application of IFRS 2. The errors related to amongst others the determination of the grant date, graded vesting and post grant date changes in service and non-market conditions.

The errors have been corrected by restating each of the affected financial statement line items for prior periods. The errors have also been corrected by restating the senior management and board remuneration disclosures.

As the accounting for share-based payments is complex and requires judgement, the correction of an error and the restatement of the prior periods, we consider this as a key audit matter.

∎	Our response

To assess the accounting treatment of the share-based payments, we have read and analyzed the existing equity-based incentive plans, tested new awards on a sample basis and re-assessed prior year’s assumptions such as the determination of the grant date, vesting period and estimated number of instruments that is expected to vest.

Our audit procedures regarding the fair value at grant date of newly awarded equity instruments, as well as equity awards containing both market and non-market conditions for which the grant date has not yet been reached as at the end of the reporting period, included, amongst others, assessment of the appropriateness of the valuation methodology, and assessing on a sample basis the key assumptions underlying fair value of the awards (such as volatilities, correlations and discount factors). In making this assessment, we were assisted by our valuation specialists.

Our audit procedures further included an analysis of accounting for the graded vesting terms in the equity plans, the accounting for post-grant date changes in service and non-market conditions, and an assessment of adequacy of the disclosures included in Note 22 Share-based payments.

Furthermore, we assessed management’s qualitative and quantitative analysis of the error in respect of prior accounting periods and whether this is accounted for in accordance with IAS 8. In this assessment we also considered the impact on the disclosure of key management compensation in the financial statements.

We also assessed the adequacy of the disclosures of the error correction included in Note 29 Correction of errors and management’s evaluation and disclosures in respect of the effectiveness of the company’s internal control over financial reporting as of December 31, 2017 included in the Report of the Board of Directors.

∎	Our observation

The results of our procedures relating to the accounting and disclosures of share-based payments and correction of the error, including the related disclosures of key management compensation, were satisfactory.

Report on the other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

∎	Operational review;

∎	Financial review;

∎	Report of the Board of Directors;

∎	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Based on the below procedures performed, we conclude that the other information:

∎	is consistent with the financial statements and does not contain material misstatements;

∎	contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The Board of Directors is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.

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OTHER INFORMATION

Report on other legal and regulatory requirements

Engagement

Our reappointment by the Annual General Meeting of Shareholders as auditor of InterXion Holding N.V. for 2017 was approved on 30 June 2017. We have operated as statutory auditor of InterXion Holding N.V. since 2000.

Description of the responsibilities for the financial statements

Responsibilities of the Board of Directors and the Audit Committee of InterXion Holding N.V. for the financial statements

The Board of Directors of InterXion Holding N.V. is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Board of Directors of InterXion Holding N.V. is responsible for such internal control as the Board of Directors determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the Board of Directors of InterXion Holding N.V. is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Board of Directors of InterXion Holding N.V. should prepare the financial statements using the going concern basis of accounting unless the Board of Directors of InterXion Holding N.V. either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. The Board of Directors of InterXion Holding N.V. should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Audit Committee of the Board of Directors is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is included in the appendix of this auditor’s report on page 111. This description forms part of our auditor’s report.

Amstelveen, May 23, 2018

KPMG Accountants N.V.

H.A.P.M. van Meel RA

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OTHER INFORMATION

Appendix

We have exercised professional judgement and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

∎	identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

∎	obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control;

∎	evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors of InterXion Holding N.V.;

∎	concluding on the appropriateness of the Board of Directors’ use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern;

∎	evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and

∎	evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group components. Decisive were the size and/or the risk profile of the group components or operations. On this basis, we selected group components for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Audit Committee and the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Audit Committee and the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee and the Board of Directors, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

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You can keep up with the latest news and publications from us via our website at www.interxion.com.

Our Locations

We operate over 49 state-of-the-art facilities across Europe. Nearly 20 years of experience means we guarantee consistent design and operational excellence across our footprint, allowing our customers to easily scale their services across Europe. Our data center campuses are gateways to emerging markets and landing stations for major continental subsea cables.

Learn more about our locations at

http://www.interxion.com/Locations/

You can also follow us on social media

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Contact Us

INTERNATIONAL HEADQUARTERS	EUROPEAN CUSTOMER SERVICE CENTRE (ECSC)

Main: + 44 207 375 7070	Toll free from Europe: +800 00 999 222
Fax: + 44 207 375 7059	Toll free from the US: 185 55 999 222
Email: hq.info@interxion.com	Email: customer.services@interxion.com

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Definitions

1.	We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

∎	Depreciation and amortization – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

∎	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

∎	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

∎	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

2.	We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through fourth parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our €100.0 million Senior Revolving Facility, our €100.0 million Senior Secured Revolving Facility and our 6.00% Senior Secured Notes due 2020.

3.	Capital expenditure, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

4.	We present constant currency information for revenue and Recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

5.	Other general administrative costs’ represents general and administrative costs excluding depreciation, amortization, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

6.	We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

∎	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

∎	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

∎	Adjustments related to capitalized interest – Under IFRS we are required to calculate and capitalize interest allocated to the investment in data centers and exclude it from net income. We believe that reversing the impact of capitalized interest provides information about the impact of the total interest costs and facilitates comparisons with other data center operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data center operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

7.	Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

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www.interxion.com
customer.services@interxion.com

International Headquarters
Main: + 44 207 375 7070
Email: hq.info@interxion.com

European Customer Service Centre (ECSC)
Toll free Europe: + 800 00 999 222 / Toll free US: 185 55 999 222
Email: customer.services@interxion.com

Cofounder: Uptime Institute EMEA chapter. **Founding member:** European Data Centre Association. **Patron:** European Internet Exchange Association. **Member:** The Green Grid, with role on Advisory Council and Technical Committee. **Contributor:** EC Joint Research Centre on Sustainability. **Member:** EuroCloud.

Interxion is compliant with the internationally recognised ISO/IEC 27001 certification for Information Security Management and ISO 22301 for Business Continuity Management across all our European operations.

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